Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

by and among

CBEYOND, INC.,

CBEYOND COMMUNICATIONS LLC,

MAXIMUMASP, LLC,

MAXIMUMCOLO, LLC,

MAXIMUM HOLDINGS, LLC,

SILAS BOYLE

AND

WADE LEWIS

dated as of November 3, 2010

i

ii

Section 7.7	Severability	49
Section 7.8	Binding Effect; Assignment	50
Section 7.9	Interpretation	50
Section 7.10	No Third Party Beneficiaries	50
Section 7.11	Counterparts	50
Section 7.12	Headings	50
Section 7.13	Further Assurances	50

Annexes

Annex A	Definitions; Cross References

Exhibits

Exhibit A	Closing Statement Principles
Exhibit B	Form General Warranty Deed
Exhibit C	Form Owner’s Affidavit
Exhibit D	Earnout Matters

Schedules

Schedule 1.1(a) – Assigned Contracts

Schedule 1.1(b) – Equipment

Schedule 1.1(c)(i) – Assigned Intellectual Property

Schedule 1.1(c)(ii) – Licensed Intellectual Property

Schedule 1.1(g) – Leased Real Property

Schedule 1.1(h) – Personal Property Leases

Schedule 1.1(k) – Prepaid Expenses

Schedule 1.1(m) – Health and Medical Insurance Plans; Pending Insurance Claims

Schedule 1.1(n) – Permits

Schedule 1.2(b) – Excluded Assets – Certain Equipment Lease Matters

Schedule 1.2(g) – Excluded Assets – Loan Receivables

Schedule 1.3(b) – Accounts Payable and Accrued Expenses

Schedule 1.4(h) – Excluded Liabilities – Certain Real Property Matters

Schedule 1.4(i) – Excluded Liabilities – Loan Payables

Schedule 1.5 – Certain Post-Closing Matters

Schedule 1.6(a)(i) – Detail of Base Net Working Capital

Schedule 1.6(a)(ii) – Founder Settlement Agreement

Schedule 1.9(a) – Owned Real Property Allocation

Schedule 2.2(a)(iii) – Consents

Schedule 2.2(a)(viii)(A) – Closing Debt Amount

Schedule 2.2(a)(viii)(B) – Equipment Leases and Payoff Amounts

Schedule 4.6 – Certain Broker Matters

Seller Disclosure Schedule

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ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of November 3, 2010, is made by and among MaximumASP, LLC, a Kentucky limited liability company (“Maximum ASP”), MaximumColo, LLC, a Kentucky limited liability company (“Maximum Colo”), Maximum Holdings, LLC, a Kentucky limited liability company (“Maximum Holdings”) (each of Maximum ASP, Maximum Colo and Maximum Holdings a “Seller” and collectively, the “Sellers”), Cbeyond, Inc., a Delaware corporation (“Parent”), Cbeyond Communications LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“Purchaser”) and for purposes of Section 5.10, Article VI and Article VII only, Wade Lewis and Silas Boyle, each in his individual capacity. Each of Purchaser, Parent and each Seller is referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used herein without definition shall have the meanings specified in Annex A below.

WHEREAS, subject to the terms and conditions of this Agreement, Sellers wish to sell the Purchased Assets and transfer the Assumed Liabilities to Purchaser, and Purchaser wishes to purchase the Purchased Assets and assume the Assumed Liabilities from Sellers; and

WHEREAS, the board of managers of each Seller has approved and declared advisable this Agreement and the transactions contemplated herein upon the terms and subject to the terms and conditions of this Agreement;

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, and covenants contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged and intending to be legally bound hereby, the Parties hereby covenant and agree as follows:

ARTICLE I

PURCHASE AND SALE

Section 1.1 Transfer of Purchased Assets. Subject to the terms and conditions of this Agreement, at the Closing, Sellers shall sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase, accept and acquire from Sellers, all of Sellers’ right, title, and interest in, to and under all of the assets, rights, claims and contracts related to the Business (collectively, the “Purchased Assets”), free and clear of all Liens (other than Permitted Liens), including without limitation, the following:

(a) subject to Section 5.7, all Assigned Contracts, including without limitation as set forth on Schedule 1.1(a), including all rights to assert claims and take other actions in respect of breaches or other violations of such Assigned Contracts;

(b) all Equipment, including without limitation as set forth on Schedule 1.1(b);

(c) all Intellectual Property Rights and Technology owned by the Sellers and related to or used in the Business, including without limitation as set forth on Schedule 1.1(c)(i), and all goodwill associated with any of the foregoing, together with the right to sue or otherwise recover for any past, present, or future infringements, dilutions, misappropriations or other violations thereof (collectively, the “Assigned Intellectual Property”) and all rights under the Assigned Contracts relating to Intellectual Property Rights and Technology licensed to the Sellers and related to or used in the operation of the Business, including without limitation as set forth on Schedule 1.1(c)(ii) (collectively, “Licensed Intellectual Property”);

(d) all goodwill associated with the Business;

(e) all cash (including, cash deposits), petty cash and cash equivalents;

(f) all Accounts Receivable;

(g) the Real Property Leases and tenant improvements related to the Leased Real Property, as set forth on Schedule 1.1(g);

(h) the personal property leases set forth on Schedule 1.1(h) (the “Personal Property Leases” and together with the Real Property Leases, the “Leases”);

(i) the Owned Real Property;

(j) all Books and Records (except as set forth in Section 1.2(d), below);

(k) all prepaid expenses, security deposits and advance payments related to the Business (other than Excluded Assets), including without limitation as set forth on Schedule 1.1(k) (the “Prepaid Expenses”);

(l) except to the extent relating solely to the Excluded Liabilities, all of Sellers’ rights, claims, causes of action, rights of indemnity, warranty rights, rights of contribution, rights of recovery and any other similar rights against employees, third parties or other Persons, in each case possessed by Sellers and related to the Business;

(m) to the extent assignable, all (i) health and medical insurance plans, policies or coverage relating to the Purchased Assets, the Assumed Liabilities or the Business, including without limitation as set forth on Schedule 1.1(m), in each case, relating to the period beginning as of the date hereof and ending on December 31, 2010 and (ii) all rights to recovery with respect to pending claims made pursuant to insurance plans and policies otherwise relating to the Purchased Assets;

(n) to the extent transferable, all Permits held by any Seller that are required or necessary for the lawful ownership or operation of the Business or the Purchased Assets, including without limitation as set forth on Schedule 1.1(n); and

(o) all other rights and assets not described above which are used or held for use in the Business, which are not an Excluded Asset.

Section 1.2 Excluded Assets. Notwithstanding the provisions of Section 1.1, Sellers are not selling, transferring, conveying, assigning or delivering to Purchaser, and Purchaser is not purchasing, accepting or acquiring from Sellers, any right, title, or interest of Sellers in, to or under any asset, right, claim or contract set forth below (collectively, the “Excluded Assets”):

(a) all rights of each Seller arising under this Agreement (including the Purchase Price Proceeds), the Other Agreements or from the consummation of the transactions contemplated hereby or thereby;

(b) all rights and obligations under the equipment lease described on Schedule 1.2(b);

(c) all Tax refunds of Sellers attributable to periods prior to the Closing;

(d) all minute books and other corporate or comparable records having to do with the organization and capitalization of Sellers;

(e) except as set forth on Schedule 1.1(m), all insurance policies or insurance coverage (or assumed coverage);

(f) all rights and obligations under the MaximumASP, LLC Class B Unit Option Plan, the MaximumColo, LLC Class B Unit Option Plan and any other employee or benefit plans or arrangements; and

(g) all rights and obligations arising from any loan or other financial arrangement made between any Seller and certain of their employees and/or members described on Schedule 1.2(g).

Section 1.3 Assumed Liabilities. Subject to the terms and conditions of this Agreement, at the Closing, Purchaser shall assume, and shall pay, perform, satisfy and discharge (or cause to be paid, performed, satisfied and discharged) when due, the following Liabilities of Sellers related to the Purchased Assets, but excluding the Excluded Liabilities (collectively, the “Assumed Liabilities”):

(a) all Liabilities to be paid, performed, satisfied or discharged under the Assigned Contracts arising after the Closing Date (other than with respect to any Assigned Contract not assigned at Closing, for which Purchaser shall assume, if and when assigned, all Liabilities to be paid, performed, satisfied or discharged under such Assigned Contract after the date such Assigned Contract is transferred pursuant to Section 5.7), and excluding such Liabilities that were otherwise required to have been paid, performed, satisfied or discharged prior to the Closing Date (or in the case of any Assigned Contract not assigned at Closing, on or prior to the date such Assigned Contract is transferred pursuant to Section 5.7);

(b) all trade accounts payable, accrued operating expenses, deferred revenues, and customer deposit and savings related solely to the Business accrued in the ordinary course of business consistent with past practice, in each case as set forth in the ledger attached to Schedule 1.3(b) (the “Accounts Payable and Accrued Expenses”); and

(c) all Liabilities with respect to the employment of Transferred Employees by Purchaser incurred after the Closing Date.

Section 1.4 Excluded Liabilities. Notwithstanding anything to the contrary in this Agreement, the Assumed Liabilities will exclude any other Liability whatsoever not expressly assumed by Purchaser under Section 1.3, including, but not limited to, the following Liabilities (collectively, the “Excluded Liabilities”):

(a) all Liabilities of Sellers arising under this Agreement, the Other Agreements or from the consummation of the transactions contemplated hereby or thereby;

(b) all Liabilities required to be paid, performed, satisfied or discharged under the Assigned Contracts prior to the Closing Date (or with respect to any Assigned Contracts not assigned at Closing, all Liabilities required to be paid, performed, satisfied or discharged under such Assigned Contract prior to the date such Assigned Contract is transferred pursuant to Section 5.7), and any Liability for Sellers’ failure to so perform or satisfy such Liabilities, including any breach of such Assigned Contract with respect to an event or period on or prior to the Closing Date (or in the case of any Assigned Contracts not assigned at Closing, on or prior to the date such Assigned Contract is transferred pursuant to Section 5.7);

(c) all Liabilities arising out of or related to the Excluded Assets, and unless specifically assumed as Purchased Assets or Assumed Liabilities, all Liabilities resulting from or arising out of the conduct of the Business prior to the Closing;

(d) all Liabilities arising out of or related to or in respect of any employment or services performed by any individual (i) for periods on or prior to the Closing Date or (ii) with respect to employees or other persons who do not continue employment or service with Parent or Purchaser following the Closing Date, for periods on or after the Closing Date, including but not limited to, workers compensation claims, except to the extent such Liabilities are included in Accounts Payable and Accrued Expenses;

(e) except as provided in Section 5.4, any Liabilities of Sellers, or otherwise imposed on the Purchased Assets or with respect to the Business, for any Pre-Closing Tax Period in respect of any Tax, including without limitation (i) any Liability of Sellers for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise and (ii) any Transfer Taxes;

(f) all Existing Environmental Liabilities, including but not limited to, all such matters identified in any Phase I or Phase II environmental assessment report prepared for the Real Property prior to Closing;

(g) all Liabilities arising out of related to the ownership or other interests of any securityholder of any Seller, including with respect to any operating agreement, voting agreement, tax sharing agreement, option or rights agreement, or other arrangement or agreement among such persons and/or their Affiliates;

(h) except as set forth in Section 5.10, all Liabilities arising out of the lease of that certain parcel of real property (the “Excluded Property”) described on Schedule 1.4(h) (the “Excluded Lease”); and

(i) all Liabilities arising from any loan or other financial arrangements made between any Seller and certain of their employees and/or members listed on Schedule 1.4(i).

Section 1.5 Transfer of Omitted Assets; Additional Liens.

(a) Except as otherwise provided in Section 5.7 or as set forth on Schedule 1.5, following the Closing, to the extent not previously sold, transferred, conveyed, assigned or otherwise delivered to Purchaser at Closing pursuant to Section 1.1, Sellers shall, upon request from Purchaser, sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase (for no additional consideration), accept and acquire from Sellers all of Sellers’ right, title and interest in, to and under any asset related to the Business (other than the Excluded Assets) (without the requirement that the asset in question be scheduled, if applicable) and all associated Liabilities arising after the date of such transfer (collectively, the “Omitted Assets”). The Parties acknowledge and agree that any Omitted Asset required by this Section 1.5 to be transferred by Sellers, on the one hand, and acquired by Purchaser, on the other hand, shall for all purposes of this Agreement be deemed to have been an “Assigned Contract” or asset subject to such other applicable category described in Section 1.1, as applicable (without regard to the schedule referred to in such definition, if applicable) and a “Purchased Asset”, and shall be deemed to have been included in the applicable schedule as of the date hereof for purposes of Article III or Article VI.

(b) Following the Closing, to the extent not previously released or terminated prior to or at Closing, Sellers shall use reasonable efforts to satisfy any obligations, financial or otherwise, and take, or cause to be taken, all actions necessary, proper or advisable to release or terminate, or cause to be released or terminated, any Lien on any of the Purchased Assets that exists after Closing.

Section 1.6 Purchase Price Proceeds; Certain Directed Payments. Upon the terms and subject to the conditions of this Agreement, in consideration for the transfer of the Purchased Assets to Purchaser, in each case pursuant to this Article I, Purchaser shall:

(a) pay to Sellers, as allocated pursuant to Schedule 1.6(a)(i), the “Initial Purchase Price Proceeds” of (i) $36 million in cash, minus (ii) the Base Net Working Capital, minus (iii) the Directed Liability Settlement Amount, minus (iv) the Earnout Amount, minus (v) Closing Date Tax Amount. Any adjustments to the Initial Purchase Price Proceeds shall be made in accordance with Sections 1.7 and 1.8, below (the Initial Purchase Price Proceeds, as so adjusted, the “Purchase Price Proceeds”). All payments to Sellers will be paid by wire transfer of immediately available funds to one account designated in writing to Purchaser by Maximum ASP, to be distributed to each Seller in the sole discretion of Maximum ASP;

In calculating the Initial Purchase Price Proceeds:

(i) “Base Net Working Capital” means $2,328,718 of net negative working capital associated with the Purchased Assets and Assumed Liabilities as of December 31, 2009, as calculated in Schedule 1.6(a)(i).

(ii) “Directed Liability Settlement Amount” includes: (A) the Founder Settlement Amount, (B) $4,161,213.04 of the Closing Debt Amount and (C) the aggregate amount of $6,024,596.19 due to lessors necessary to receive clear title to all equipment or, where appropriate, to satisfy lease obligations (the “Equipment Payoff Amount”).

Section 1.7 Adjustment to Initial Purchase Price Proceeds.

(a) No later than December 27, 2010, Purchaser shall deliver to Sellers its calculation of Closing Net Working Capital (the “Closing Date Schedule”), such calculation to be based on the Books and Records and other Business information then available and prepared in accordance with GAAP and the principles set forth on Exhibit A. Purchaser shall deliver to Sellers all reasonably requested relevant backup materials, in detail reasonably requested by Sellers, together with a certification, signed by Purchaser’s chief financial officer, and confirming that such calculations have been prepared in good faith in accordance with GAAP and the principles set forth on Exhibit A, concurrently with the delivery of such calculation. For purposes of calculating Closing Net Working Capital and Base Net Working Capital under this Agreement, the obligations payable for the Excluded Lease set forth in Section 5.10 shall not be deductions to working capital.

(b) If Sellers dispute the calculation of any component of Closing Net Working Capital set forth in the Closing Date Schedule, then Sellers may deliver a written notice (a “Dispute Notice”) to Purchaser at any time during the thirty (30) calendar day period commencing upon receipt by Sellers of the Closing Date Schedule (the “Review Period”). The Dispute Notice shall set forth in reasonable detail the basis for any dispute as well as Sellers’ calculation of the disputed component, which shall be done in good faith in accordance with GAAP and the principles set forth on Exhibit A. If Sellers do not deliver a Dispute Notice prior to the expiration of the Review Period, then Purchaser’s determination of Closing Net Working Capital set forth in the Closing Date Schedule shall be deemed final and binding on Sellers and Purchaser for all purposes of this Agreement.

(c) If Sellers deliver a Dispute Notice to Purchaser prior to the expiration of the Review Period, then Sellers and Purchaser shall use commercially reasonable efforts to reach agreement on each component of Closing Net Working Capital that is in dispute. If Sellers and Purchaser are unable to reach agreement on the final resolution of each component of Closing Net Working Capital that is in dispute within thirty (30) calendar days after the end of the Review Period, then either Party shall have the right to refer such dispute to a mutually agreed independent accountant of nationally recognized reputation for resolution (the “Neutral Party”). In connection with the resolution of any such dispute by the Neutral Party: (i) Sellers and Purchaser shall have a reasonable opportunity to meet with the Neutral Party to provide their views as to any issues with respect to the calculation of any component of Closing Net Working Capital that are unresolved from the Dispute Notice; (ii) the Neutral Party, acting as an expert and not as an arbitrator, shall determine Closing Net Working Capital in accordance with GAAP and the principles set forth on Exhibit A (and perform any necessary calculations in connection therewith) within thirty (30) calendar days of such referral, and upon reaching such determination shall deliver a copy of its calculations (the “Expert Calculations”) to Sellers and Purchaser; and (iii) Closing Net Working Capital, as determined by the Neutral Party shall, absent fraud or manifest error, be binding upon the parties. In performing the Expert Calculations, the Neutral Party (i) shall be limited to addressing any particular disputes referred to in the Dispute Notice and (ii) such calculation shall, with respect to any disputed item, be no greater than the higher amount calculated by Sellers or Purchaser, and no less than the lower amount calculated by Sellers or Purchaser, as the case may be. The Expert Calculations shall reflect in detail the differences, if any, between Closing Net Working Capital reflected therein and Closing Net Working Capital set forth in the Closing Date Schedule. If such a review is conducted, then the Party (i.e., Purchaser, on the one hand, or Sellers, on the other hand) whose last proposed offer for the settlement of the items in dispute, taken as a whole, was farther away from the final determination by the Neutral Party pursuant to the preceding sentence, shall pay all fees and expenses associated with such review.

(d) No later than five (5) Business Days following the final determination of Closing Net Working Capital pursuant to Sections 1.7(b) and 1.7(c) (the “Adjustment Payment Date”):

(i) if the Closing Net Working Capital, as finally determined pursuant to Sections 1.7(b) and 1.7(c), exceeds the Base Net Working Capital (the “Excess Net Working Capital Amount”), then Purchaser shall, on or prior to the Adjustment Payment Date, pay to Maximum ASP (to be allocated among the Sellers in the sole discretion of Maximum ASP) the Excess Net Working Capital Amount.

(ii) if the Closing Net Working Capital, as finally determined pursuant to Sections 1.7(b) and 1.7(c), is less than the Base Net Working Capital (the “Net Working Capital Deficiency Amount”), the maximum Earnout Amount payable shall, on or prior to the Adjustment Payment Date, be reduced by the Net Working Capital Deficiency Amount.

Notwithstanding the foregoing, Sellers may elect, by written notice to Purchaser within two (2) Business Days following receipt of Purchaser’s Closing Date Schedule, to (i) immediately receive any Excess Net Working Capital Amount payable based on Purchaser’s Closing Date Schedule and (ii) continue to reserve the right to review and dispute Purchaser’s Closing Date Schedule pursuant to the provisions of Section 1.7(b) and (c) without prejudice. Any amount so elected for payment shall be paid by Purchaser to Maximum ASP (to be allocated among Sellers in the sole discretion of Maximum ASP) no later than two (2) Business Days following such election. In the event that any final determination of Closing Net Working Capital is made pursuant to Section 1.7(c), any related subsequent payment or adjustment pursuant to Section 1.7(d) shall be adjusted appropriately for any Seller elected payments pursuant to this paragraph (such that no duplicative payments are made).

(e) All payments described in this Section 1.7 shall be made by wire transfer of immediately available funds to the account or accounts previously specified in writing by the recipient party.

Section 1.8 Earnout Payment; Related Covenants.

(a) As additional Purchase Price Proceeds payable pursuant to Section 1.6, Purchaser shall, in respect of the period beginning on January 1, 2011 and ending on December 31, 2011 (the “Earnout Period”), pay to Maximum ASP (to be allocated among the Sellers in the sole discretion of Maximum ASP) the amount set forth on Exhibit D attached hereto based on the achievement of the Revenue targets set forth on such exhibit (the “Earnout Amount”); provided that, in no event shall the Earnout Amount exceed $5,400,000. The Earnout Amount shall be paid by Purchaser by March 31, 2012, subject to this Section 1.8. It is understood and agreed that Sellers’ books and records are, as of the date of this Agreement, maintained on a tax basis, but that for all purposes of this Agreement Exhibit D is structured, and any Earnout Amount will be calculated and determined, in accordance with GAAP.

(b) Purchaser shall deliver to Sellers, within sixty (60) calendar days of the end of the Earnout Period, a certificate setting forth the computation of the Revenue for the Earnout Period (a “Purchaser Earnout Certificate”), together with supporting financial information used in making such computation. If Sellers disagree with Purchaser’s calculation of the Earnout Amount, Sellers may, within ten (10) calendar days after delivery of the Purchaser Earnout Certificate, deliver a written notice to Purchaser disagreeing with such calculation and providing Sellers’ calculation of such amount and specifying, in reasonable detail, Sellers’ grounds for such disagreement (“Earnout Dispute Notice”). Any Earnout Dispute Notice shall specify those items or amounts as to which Sellers disagree, and Sellers shall be deemed to have agreed with all other items and amounts contained in the Purchaser Earnout Certificate. If an Earnout Dispute Notice shall be duly delivered pursuant to this Section 1.8(b), Purchaser and Sellers shall, during the ten (10) calendar days following such delivery, use their commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of Earnout Amount, which amount shall not be less than the amount thereof shown in Purchaser’s calculations nor more than the amount thereof shown in Sellers’ calculation. If Purchaser and Sellers are unable to reach such agreement during such period, (i) only such portion of the applicable Earnout Amount which is undisputed, if any, shall be distributed by Purchaser to Sellers and (ii) Purchaser and Sellers shall promptly thereafter cause the Neutral Party promptly to review the disputed items or amounts for the purpose of calculating the Earnout Amount in accordance with the provisions of this Agreement. In making such calculation, such independent accounting firm shall consider only those items or amounts in Purchaser’s calculation of the Earnout Amount as to which Sellers have disagreed. Such independent accounting firm shall deliver to Purchaser and Sellers, as promptly as practicable, a report setting forth such calculation, which shall be either consistent with the position of Purchaser or the position of Sellers or between the positions of Purchaser and Sellers. Such report shall be final and binding upon Purchaser and Sellers; if the report resolves any disputed Earnout Amount in favor of Sellers, Purchaser shall deliver any corresponding Earnout Amount payable to Maximum ASP (to be allocated among the Sellers in the sole discretion of Maximum ASP) within ten (10) Business Days after delivery thereof. The cost of such review and report shall be borne by the party whose position represents the greater difference from that of the final report and calculation of the Neutral Party pursuant to the terms set forth above. Purchaser and Sellers agree that they will cooperate and assist in the calculation of any Earnout Amount and in the conduct of the review referred to in this Section 1.8, including making available to the extent necessary books, records, work papers and personnel.

(c) During each applicable Earnout Period, Parent and Purchaser hereby covenant and agree to conduct the Business (i) in a manner generally consistent with the efforts and resources Parent devotes to its other operations and businesses similarly situated, (ii) in a manner generally consistent with the employment policies and practices Parent and Purchaser follows with regard to employees similarly situated and (iii) not to act in bad faith with respect to attaining any Revenue for the purpose of reducing the potential Earnout Amounts as contemplated by this Agreement.

Section 1.9 Allocation of Purchase Price Proceeds for Purchased Assets.

(a) The Purchase Price Proceeds (plus Assumed Liabilities, to the extent properly taken into account for federal income tax purposes) shall be allocated among the Purchased Assets and the covenant not to compete contained in this Agreement in accordance with Section 1060 of the Code and the Treasury Regulations thereunder (and any similar provisions of state, local or foreign law, as appropriate) (the “Allocation”). The Allocation for the Owned Real Property shall be as set forth on Schedule 1.9(a). The Allocation for all Purchased Assets shall be delivered by Purchaser to Sellers within thirty (30) calendar days after the Adjustment Payment Date for Sellers’ approval, which approval shall not be unreasonably withheld or delayed.

(b) The Allocation shall be revised to appropriately take into account any payments made pursuant to Section 1.7, Section 1.8, Article VI or any other provisions of the Agreement, and Purchaser shall deliver to Sellers an amended Allocation reflecting such revision.

(c) Each Seller and Purchaser (each a “Tax Filing Party”) shall file all Tax Returns (including IRS Form 8594) consistent with the Allocation (as may be amended pursuant to Section 1.9(b)). Each Tax Filing Party shall not take any Tax position inconsistent with such Allocation and no Tax Filing Party shall agree to any proposed adjustment to the Allocation by any Governmental Authority without first giving the other party prior written notice; provided however, that nothing contained herein shall prevent a Tax Filing Party from settling any proposed deficiency or adjustment by any Governmental Authority based upon or arising out of the Allocation, and no Tax Filing Party shall be required to litigate before any court any proposed deficiency or adjustment by any Governmental Authority challenging such Allocation. Not later than thirty (30) days prior to the filing of their respective IRS Forms 8594 relating to this transaction, each of Sellers and Purchaser shall deliver to the other party a copy of its IRS Form 8594.

Section 1.10 Withholding. Purchaser shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement such amounts as each of Purchaser may be required to deduct and withhold with respect to the making of such payment under the Code, or any provision of applicable Tax law. To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Person in respect of which such deduction and withholding was made.

ARTICLE II

CLOSING

Section 2.1 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall be deemed to have occurred at 11:59 p.m. Eastern time on the date hereof (the “Closing Date”).

Section 2.2 Closing Deliveries. At the Closing:

(a) Sellers shall deliver, or cause to be delivered to Purchaser, the following:

(i) executed counterparts to each of the Other Agreements to which any Seller is a party, duly executed by such Seller;

(ii) a certificate, dated as of the Closing Date, duly executed by an authorized officer of each Seller, certifying that (A) the Organizational Documents of such Seller attached to the certificate are true and complete, (B) such Organizational Documents have been in full force and effect in the form attached from and after the later of the date of the adoption of the resolutions referred to in clauses (C) or (D) below and no amendment to such Organizational Documents has occurred since the date of the last amendment annexed thereto, if any, (C) the resolutions adopted by the board of managers of such Seller (or a committee thereof duly authorized) authorizing the execution, delivery and performance of this Agreement, attached to the certificate, were duly adopted at a duly convened meeting thereof, at which a quorum was present and acting throughout or by unanimous written consent, remain in full force and effect, and have not been amended, rescinded or modified, except to the extent attached thereto, (D) the resolutions adopted by the Class A unitholders of such Seller authorizing the execution, delivery and performance of this Agreement, attached to the certificate, were duly adopted at a duly convened meeting thereof, at which a quorum was present and acting throughout or by unanimous written consent, remain in full force and effect, and have not been amended, rescinded or modified, except to the extent attached thereto and (E) each of the representations and warranties of Sellers contained in Article III are true and correct in all respects as of the Closing Date.

(iii) executed copies of consents for each of the Contracts set forth on Schedule 2.2(a)(iii);

(iv) a signed offer letter regarding employment from each of the Key Employees in form satisfactory to Purchaser;

(v) a non-compete agreement from each of the Key Employees in form satisfactory to Purchaser;

(vi) a form of release from each of the Key Employees in form satisfactory to Purchaser;

(vii) UCC-3 termination statements and any other documents necessary to terminate any Lien (other than Permitted Liens) on any of the Purchased Assets;

(viii) a payoff letter from each of:

(A)	the third party lenders listed on Schedule 2.2(a)(viii)(A) with respect to such amounts as are listed next to each such third party lender’s name;

(B)	the equipment lessors listed on Schedule 2.2(a)(viii)(B), with respect to such payoff amount as is set forth next to each such equipment lessor’s name.

(ix) a certificate of good standing in respect of each Seller, dated as of a date that is not more than three (3) Business Days prior to the Closing Date;

(x) a duly executed certificate prepared in accordance with Treasury Regulation Section 1.1445-2(b)(2) certifying each Seller’s non-foreign status;

(xi) a fully executed copy of each Assigned Contract and Lease (including schedules, exhibits and appendices thereto), and control over or physical possession of, as applicable, all other Purchased Assets, together with such conveyance documents that are necessary to vest in Purchaser good and valid title or ownership rights to the Purchased Assets and valid contract or other rights in the Purchased Assets that are contractual rights;

(xii) a fully executed and duly notarized copy of a general warranty deed effecting the transfer of title of the Owned Real Property, in the form attached hereto as Exhibit B.

(xiii) an Owner’s Affidavit, duly executed by a manager of Maximum ASP and duly notarized, in the form attached hereto as Exhibit C.

(xiv) an opinion of counsel, addressed to Purchaser and dated the Closing Date, from Sellers’ counsel, in a form satisfactory to Purchaser; and

(xv) such other documents and instruments as Purchaser may reasonably request to effect or evidence the transactions contemplated by this Agreement.

(b) Purchaser shall deliver, or cause to be delivered, the following:

(i) the Founder Settlement Amount to the beneficiary of the Founder Settlement Agreement, in full satisfaction of the amount due in connection with the transactions contemplated by this Agreement;

(ii) the Initial Purchase Price Proceeds to Sellers in accordance with Section 1.6(a);

(iii) the Closing Debt Amount to the third party lenders listed in Schedule 2.2(a)(viii)(A) in such amounts as are listed next to each such third party lender’s name in accordance with Schedule 2.2(a)(viii)(A);

(iv) the Equipment Payoff Amount to the equipment lessors in accordance with Schedule 2.2(a)(viii)(B);

(v) executed counterparts to each of the Other Agreements to which Purchaser is a party, duly executed by Purchaser; and

(vi) such other documents and instruments as may be reasonably necessary to effect or evidence the transactions contemplated by this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers hereby jointly and severally represent and warrant to Parent and Purchaser that the statements contained in this Article III are true and correct, except as set forth in the schedules provided by Sellers to Parent and Purchaser (the “Seller Disclosure Schedule”), in each case as of the date of this Agreement.

Section 3.1 Authority and Binding Effect. Each Seller has all requisite power and authority to execute and deliver this Agreement and the Other Agreements to be executed and delivered by, or on behalf of, such Seller and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Other Agreements have been duly and validly authorized by the board of managers of each Seller and no additional other corporate proceedings on the part of such Seller is necessary in connection with the execution, delivery and performance of this Agreement or the Other Agreements. This Agreement has been duly executed and delivered by each Seller and this Agreement is (and the Other Agreements when executed and delivered will be) a legal, valid and binding obligation of each Seller enforceable against such Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity.

Section 3.2 Organization; Capitalization. Each Seller is duly formed, validly existing and in good standing under the laws of Kentucky and has all requisite corporate power and authority to own its properties and carry on the Business as it is now being conducted, and, in each case, is duly licensed or qualified to do business and is in good standing as a limited liability company in each jurisdiction in which the nature of the Business or ownership of its properties makes such qualification necessary, except where any failure to be so qualified and in good standing could not reasonably be expected to have or result in a Material Adverse Effect. Each Seller has made available to Purchaser correct and complete copies of its Organization Documents, which documents reflect all amendments made thereto at any time on or prior to the date hereof. No Seller is in material default under or in violation of any material provision of its Organization Documents.

Section 3.3 Subsidiaries. No Seller owns or has owned any Subsidiary (currently in existence or otherwise), or any other interest or right to any interest in any other Person.

Section 3.4 No Violations. The execution and delivery of this Agreement and the Other Agreements by each Seller, and the performance and consummation of the transactions contemplated hereby and thereby by each Seller, does not (a) conflict with or violate any provision of such Seller’s Organizational Documents, (b) conflict with, or result in the breach of, or constitute a violation of or default under, or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of such Seller or the Business under, any Contract or the loss of any benefit to which such Seller is entitled under any Contract, (c) violate or result in a breach of or constitute a default under any Applicable Law to which such Seller or the assets or operation of the Business is subject or (d) give rise to any preferential purchase right, right of first refusal, Lien of any nature, or similar rights upon or with respect to any of the property or other assets now or hereafter owned by such Seller.

Section 3.5 Consents and Approvals. No notice to, declaration or filing with, or Consent of any Person is required by or with respect to any Seller or the Business in connection with the execution and delivery by Sellers of this Agreement, and the consummation of the transactions contemplated hereby in accordance with the terms hereof or the assignment of the Assigned Contracts to Purchaser.

Section 3.6 Financial Statements; Books and Records.

(a) Sellers have delivered to Purchaser true and complete copies of the following financial statements, copies of which are attached in Section 3.6(a) of the Seller Disclosure Schedule (collectively, the “Tax Basis Statements”): tax basis statements of each Seller for each month of calendar year 2009 and 2010 (to date), in each case, as applicable, that reconcile with filed federal and state tax returns. The Tax Basis Statements have been prepared in accordance with the books and records of Sellers and present fairly in all material respects the financial condition of the Business and results of the operations of the Business at and for the periods presented.

(b) The books of account and other financial records of Sellers have been kept accurately in the ordinary course of business consistent with past practice and Applicable Law, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of Sellers have been properly recorded therein in all material respects. Sellers have established and maintain a system of internal accounting controls sufficient to provide reasonable assurance (i) that transactions, receipts and expenditures of Sellers are being executed and made only in accordance with appropriate authorizations of management and the board of managers of each Seller, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with Tax Basis Statements and (B) to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Sellers, (iv) that the amount recorded for assets on the books and records of Sellers are compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(c) Since December 31, 2008, there has been no material change in any accounting controls, policies, principles, methods or practices, including any change with respect to reserves (whether for bad debts, contingent liabilities or otherwise), of any Seller, other than (i) write-downs or write-offs in the value of assets as required under the tax basis of accounting or (ii) such adjustments as may be required by under the tax basis of accounting as a result of the consummation of the transactions contemplated by this Agreement.

(d) No Seller has any liability or obligation of any kind whatsoever relating to the Business, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities of the Business that have been incurred by Sellers after December 31, 2009 in the ordinary course of business consistent with past practice and that have not been incurred as a result of the breach of any Contract, the violation of any Applicable Law or the commission of any tort.

(e) Section 3.6(e) of the Seller Disclosure Schedule sets forth an accurate and complete itemization of the Accounts Receivable (including aging) of Sellers related to the Business as of September 30, 2010. The Accounts Receivable represent bona fide claims against debtors for sales, services performed or other charges arising on or before the respective dates of recording thereof. All Accounts Receivable have been billed in accordance with the past practice and custom of Sellers consistently applied and are collectible in the ordinary course of business consistent with past practice.

(f) Seller has paid all trade accounts payables related to the Business (which, pursuant to their stated terms, were required to be paid in the ordinary course of business prior to the Closing Date).

Section 3.7 Absence of Changes.

(a) Since December 31, 2009, Seller has conducted the Business in all material respects in the ordinary course of business consistent with past practice.

(b) From December 31, 2009 through the date of this Agreement, there has not been any Material Adverse Effect or any events, changes, effects or developments that have had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) From December 31, 2009 through the date of this Agreement, no Seller has taken any action to (nor has there occurred any action to):

(i) amend the Organizational Documents (whether by merger, consolidation or otherwise) of any Seller;

(ii) split, combine or reclassify any interest or units of any Seller, or declare, set aside or pay any dividend or other distribution (other than cash dividends or cash distributions) in respect of any securities of any Seller, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any such securities (other than redemptions of non-voting securities for cash);

(iii) issue, deliver or sell, or authorize the issuance, delivery or sale of, any units of any securities of Seller, or amend any term of any security of Seller (whether by merger, consolidation or otherwise);

(iv) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses related to the Business, other than acquisitions in the ordinary course of business consistent with past practice;

(v) sell, lease, license or otherwise transfer, or create or incur any Liens (other than Permitted Liens) on, any of the Purchased Assets, other than sales or licenses of products or services in the ordinary course of business consistent with past practice;

(vi) except in the ordinary course of business consistent with past practice, make any payment in respect of any obligation to any officer, manager, member, Affiliate or Related Person of any amount;

(vii)(A) enter into any Contract that would be a Material Contract (other than Contracts entered into in the standard form(s) attached in Section 3.7(c)(vii) of the Seller Disclosure Schedule), (B) modify, amend or terminate any Material Contract in any material respect (other than completion or expiration of any Material Contract in accordance with its existing terms) or (C) waive, release or assign any of the material rights or claims of any Seller thereunder;

(viii) enter into any Contract that limits or otherwise restricts in any material respect the Business or any of the Purchased Assets or that would reasonably be expected to, after the Closing Date, limit or restrict in any material respect Purchaser or any of its Affiliates, from engaging or competing in any line of business, at any location or with any Person;

(ix) materially change the accounting policies or procedures related to the Business or any Seller;

(x)(A) grant or increase any severance or termination pay to (or amend any existing arrangement with) any Business Employee, (B) pay any bonuses or increase the rates of base compensation, bonus compensation, commissions or other compensation or benefits payable or to become payable to any Business Employee, (C) increase benefits payable to any Business Employee under any existing severance or termination pay policies or employment agreements, (D) enter into any employment, deferred compensation or other agreement or offer (or amend any such existing agreement or offer) with any Business Employee or (E) establish, adopt or amend (except as required by Applicable Law) any collective bargaining, bonus, commission, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, option, restricted unit or interest or other benefit plan or arrangement covering any Business Employee;

(xi) commence, settle, or offer or propose to settle, any Proceeding involving the Business, Purchased Assets or Assumed Liabilities;

(xii) make, change or revoke any Tax election; change an annual accounting period; adopt or change any accounting method with respect to Taxes; file any amended Tax Return; enter into any tax allocation agreement, tax sharing agreement, tax indemnity agreement or closing agreement relating to any Tax; settle or compromise any claim, notice, audit report or assessment in respect of Taxes; or consent to any extension or waiver of the limitation period applicable to any claim or assessment with respect to Taxes; in each case to the extent such action would adversely affect the tax consequences of owning the Purchased Assets or the conduct of the Business;

(xiii) make any capital expenditure related to the Business in excess of $50,000;

(xiv) take any action that would, individually or in conjunction with any other action, require notice to any Business Employees under the WARN Act or any Other WARN Laws;

(xv) maintain the Real Property in a manner other than in the ordinary course of business consistent with past practice;

(xvi) enter into any arrangement the result of which is the loss, expiration or termination of any license or right under or to any Licensed Intellectual Property; or

(xvii) agree or commit to any of the foregoing.

Section 3.8 Title to Assets; Real Property; Leased Property and Related Matters.

(a) Sellers (whether collectively or individually) have good and indefeasible title to all Owned Real Property, good and valid title to or, in the case solely of the Leased Real Property, Personal Property Leases, Licensed Intellectual Property and Assigned Intellectual Property listed in Section 3.15 of the Seller Disclosure Schedule, a valid right to use the Purchased Assets, free and clear of all Liens, except for Permitted Liens.

(b) The Purchased Assets constitute all of the properties, rights and interests necessary to conduct the Business in substantially the same manner as conducted by Sellers prior to the Closing.

(c) Section 3.8(b) of the Seller Disclosure Schedule lists all real property owned by Sellers related to the Business (the “Owned Real Property”). Sellers (whether collectively or individually) hold good and indefeasible fee simple title to such Owned Real Property free and clear of all Liens, except for Permitted Liens.

(d) There are no leases, subleases, licenses, concessions, or other agreements granting to any third party or parties the right of use or occupancy of any portion of the Real Property. There are no outstanding options, contracts to sell, transfer or otherwise dispose of, rights of first refusal or other agreements to purchase the Real Property, or any portion thereof or interest therein. The Real Property and all buildings and structures located thereon and the conduct of the Business presently conducted at the Real Property are in compliance with, and the use thereof in the manner in which currently used is not adversely affected by, any Applicable Law and no notifications alleging any such violation, or any condemnation or other proceeding, have been received by Sellers or their Affiliates.

(e) Section 3.8(e) of the Seller Disclosure Schedule sets forth a list of all real property leased by Sellers related to the Business (the “Leased Real Property”). Accurate and complete copies of all leases relating to Leased Real Property (the “Real Property Leases”) have been made available to Purchaser. With respect to each Real Property Lease:

(i) Sellers (whether collectively or individually) have a valid and enforceable leasehold interest to the leasehold estate in the Leased Real Property granted to the applicable Seller pursuant to such Real Property Lease, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity;

(ii) such Real Property Lease has been authorized and executed by the applicable Seller, and represent the entire agreement with each landlord with respect to each parcel of Leased Real Property leased thereby;

(iii) no Seller is in material default under such Real Property Lease, nor, to Sellers’ knowledge, has any event occurred which, with notice or the passage of time, or both, would give rise to such a default by any Seller;

(iv) to Sellers’ knowledge, the landlord identified in such Real Property Lease is not in material default under such Real Property Lease, nor, to Sellers’ knowledge, has any event occurred which, with notice or the passage of time, or both, would give rise to such a default by such landlord; and

(v) no Seller has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in such Real Property Lease.

(f) No Seller has received any written notice from any Person that it is in violation of any zoning, use, health, traffic, fire safety, occupancy, building, regulation, ordinance or other Applicable Law relating to any Real Property.

(g) There are no pending or threatened condemnation proceedings, lawsuits, administrative actions or investigations, or other legal proceedings with respect to any Owned Real Property and/or impacting the operations thereon. To Sellers’ knowledge, there are no pending or threatened condemnation proceedings, lawsuits, administrative actions or investigations, or other legal proceedings with respect to any Leased Real Property and/or impacting the operations thereon.

(h) All parcels of Real Property are supplied with utilities and other services necessary for the operation of such Real Property in the ordinary course of business consistent with past practice, including gas, electricity, water, telephone, sanitary sewer and storm sewer, all of which services are adequate in accordance with all Applicable Laws and are provided via public roads or via permanent, appurtenant easements benefiting the Real Property.

(i) There are no shared facilities or services at the Real Property, which are used in connection with any business or other operations of any Seller or any of its Affiliates other than the Business.

(j) The Real Property and all improvements thereon are in good operating condition and repair, subject to ordinary wear and tear, and are sufficient for the continued use in the Business after the Closing to the extent such use is substantially the same as that conducted prior to the Closing.

(k) The Data Center is supplied with its own dedicated utility switchgear which feeds utility transformers that are dedicated to the Data Center and are not providing utility service to other companies. Other services necessary for the operation of the Data Center in the ordinary course of business consistent with past practice, including gas, electricity, water, telephone, sanitary sewer and storm sewer, all of which services are adequate in accordance with all Applicable Laws and are provided via public roads or via permanent, appurtenant easements benefiting the Real Property.

(l) There are no shared facilities or services, such as electricity, gas, water or telephone at the Data Center, which are used in connection with any business or other operations of any Seller or any of its Affiliates other than the Business.

(m) The Data Center and all improvements, including electrical switchgear, electrical cabling, generators, uninterruptable power supplies (UPS), HVAC systems, fire suppression systems, racks and cabinets and the building envelop thereon are in good operating condition and repair, subject to ordinary wear and tear, and are sufficient for the continued use in the Business after the Closing to the extent such use is substantially the same as that conducted prior to the Closing.

(n) Each parcel of Real Property abuts on and has direct vehicular access to a public road, or has access to a public road via a permanent, appurtenant easement benefiting the parcel, and access to each parcel of Real Property is provided by paved, gravel, dirt, or other improved public right-of-way with adequate curb cuts available.

(o) Sellers have delivered to Purchaser correct and complete copies of all surveys of the Real Property in Sellers’ possession or reasonably available to Sellers, and Sellers are not aware of any material change in the facts depicted in each such survey. To Sellers’ knowledge, no improvements on any Real Property encroach onto real property adjacent to any Real Property. There are no encroachments onto the Real Property. There is no construction at any Real Property.

(p) Except with respect to leased personal property held pursuant to a Personal Property Lease, each Seller has good title to all of its tangible personal property and assets, free and clear of any Liens, other than (i) Permitted Liens and (ii) assets that have been disposed of since December 31, 2009 in the ordinary course of business consistent with past practice.

Section 3.9 [Reserved].

Section 3.10 Litigation. With the exception of the Israel Litigation, since December 31, 2005 there has not been, nor is there presently, any pending Proceeding, or to Sellers’ knowledge, threatened, that: (a) relates to the Business, Purchased Assets, Assumed Liabilities or any Person whose liability any Seller has or may have retained or assumed, either contractually or by operation of law; or (b) challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated by this Agreement. To Sellers’ knowledge, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Proceeding. No Seller or any of the Purchased Assets or Assumed Liabilities is subject to any outstanding writ, order, judgment, injunction or decree of any Governmental Authority relating to the Business or any of the Purchased Assets. To Sellers’ knowledge, no officer of any Seller and no employee of any Seller is subject to any writ, order, writ, judgment, injunction or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the Business.

Section 3.11 Compliance With Laws; Foreign Corrupt Practices Act. No Seller is (or has been) in default or violation of, or to the knowledge of Sellers is under investigation with respect to or has been threatened to be charged with or given notice of any violation of, in any material respect, any Applicable Law applicable to the Business or by which any of the Purchased Assets is bound. No Seller has, and to Sellers’ knowledge, no officer, agent, employee or other Person acting on behalf of any Seller or the Business has, directly or indirectly: (a) made any unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity and related in any way to the Business; (b) made any unlawful payment to any foreign or domestic government official or employee, foreign or domestic political parties or campaigns, official of any public international organization, or official of any state-owned enterprise; (c) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (d) made any bribe, payoff, influence payment, kickback or other similar unlawful payment.

Section 3.12 Licenses and Permits. Section 3.12 of the Seller Disclosure Schedule sets forth an accurate and complete list of all Permits which have been issued to Sellers related to the Business and are currently in effect (the “Seller Permits”). Each Seller Permit is valid and in full force and effect, and no Seller is in default in any material respect thereunder. There is no investigation or proceeding pending or, to Sellers’ knowledge, threatened that would reasonably be expected to result in the termination, revocation, suspension or restriction of, or the loss of any benefit to which any Seller would obtain from, any Seller Permit or the imposition of any fine, penalty or other sanctions for violation of any Applicable Law relating to any Seller Permit, and none of Seller Permits will be terminated or impaired or become terminable or impaired, in whole or in part, as a result of the transactions contemplated by this Agreement. The Seller Permits constitute all of the Permits required by Seller to conduct the Business as presently conducted by Sellers.

Section 3.13 Environmental Matters.

(a) Sellers are and, for the previous five (5) years, have been in material compliance with all Environmental Laws as to the Business and the Purchased Assets. Sellers have obtained and maintained in full force and effect, and are in material compliance with, all permits, approvals, licenses authorizations, consents, waivers, exemptions, orders, variances or certificates of or by any Governmental Authority that are required pursuant to Environmental Laws (“Environmental Permits”) for the ownership, occupation, and operation of the Real Property or the Business.

(b) No Hazardous Materials have been Released or have otherwise come to be located at or under the Real Property in a quantity or manner that has resulted in contamination of the soil, groundwater, surface water or structures that requires investigation, removal, remediation or other response action under applicable Environmental Laws or could reasonably be expected to result in the assertion of an Environmental Claim against any Seller.

(c) No Seller has generated, treated, stored, Released, transported or arranged for transportation or disposal of any Hazardous Material at any Real Property or otherwise in connection with the Business except in material compliance with Environmental Laws, in a manner and quantity reasonably necessary for the conduct of the Business, and in a manner that would not reasonably be expected to result in the assertion of an Environmental Claim against any Seller.

(d) As to the Business and the Real Property, no Seller has received any written notice of alleged, actual or potential responsibility or liability for, or any inquiry or investigation regarding: (i) the violation of any Environmental Laws or Environmental Permits; (ii) the presence, Release or threatened Release, generation, transportation, or disposal of any Hazardous Materials at the Real Property, or any other location; or (iii) injury or damage to any Person, property, or natural resource as a result of exposure to or the presence, Release, threatened Release, or discharge of any Hazardous Materials. To Sellers’ knowledge, no Environmental Claim regarding any such matters is pending or threatened.

(e) None of the Real Property contains or, to the knowledge of Sellers, previously contained any: (i) underground storage tanks, as defined under Environmental Laws, or any landfills, surface impoundments, wastewater treatment units or dumps; (ii) PCB’s or PCB-containing equipment; or (iii) asbestos or asbestos-containing materials except, asbestos-containing materials, that are managed or maintained in compliance with Environmental Laws and would not reasonably be expected to result in any Environmental Claims against any Seller.

(f) As to the Business and the Real Property, no Seller is subject to any liability under any Environmental Laws or (i) has assumed or undertaken any liability of any other Person arising out of or pursuant to Environmental Law or (ii) is subject to any consent decrees, administrative or judicial orders, judgments, or settlement agreements imposing any obligations or liabilities on Seller arising out of or pursuant to Environmental Law.

(g) Sellers have provided or otherwise made available to Purchaser all environmental audits, reports, and assessments concerning the Business and the Real Property that are in the possession, custody or control of Sellers.

Section 3.14 Material Contracts.

(a) With respect to the Business or any of the Purchased Assets or Assumed Liabilities, no Seller is a party to (each, a “Material Contract”):

(i) any current Contract that involves the purchase or sale of goods or services with a value, or involving payments by or to any Seller, of more than $50,000 per year;

(ii) any offer letter or employment or consulting agreement with a Person providing services to any Seller or the Business;

(iii) any note, mortgage, indenture or other obligation or agreement or other instrument for or relating to Indebtedness (including capitalized lease obligations), or any guarantee of third party obligations, or any lien securing such indebtedness or obligations;

(iv) any collective bargaining agreement with any labor unions or associations representing employees;

(v) any Contract pursuant to which any Intellectual Property Rights or Technology that is currently being used by Seller is or has been licensed, sold, assigned or otherwise conveyed or provided to any Seller (other than Contracts for non-customized software that (A) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license, (B) is not incorporated into, or used directly in the development, manufacturing or distribution of, any of Sellers’ products or services and (C) is generally available on standard terms for either (y) annual payments by any Seller of $25,000 or less or (z) aggregate payments by any Seller of $25,000 or less (“Standard Software”));

(vi) any Contract pursuant to which any Assigned Intellectual Property or Licensed Intellectual Property is or has been licensed (whether or not such license is currently exercisable), sold, assigned or otherwise conveyed or provided to a third party by any Seller, or pursuant to which any Seller has agreed not to enforce any Intellectual Property Right owned by or exclusively licensed to any Seller against any third party, except for Contracts granting non-exclusive licenses entered into in the ordinary course of business consistent with past practice and which are generally on the standard form(s) attached in Section 3.7(c)(vii) of the Seller Disclosure Schedule;

(vii) any material distributor, original equipment manufacturer, reseller, value added reseller, sales, agency or manufacturer’s representative Contract;

(viii) any material limited liability company, joint venture or partnership agreement, or any sharing of revenues, profits, losses, costs or liabilities or any other similar Contract;

(ix) any Contract imposing any restriction on any of the Sellers’ right or ability, or, after the Closing Date, the right or ability of Purchaser or any of its respective Affiliates (A) to compete in any line of business or with any Person or in any area or which would so limit the freedom of Purchaser any of its respective Affiliates after the Closing Date (including granting exclusive rights or rights of first refusal to license, market, sell or deliver any of the products or services offered by any Seller or any related Technology or Intellectual Property Right), (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person or (C) develop or distribute any Technology;

(x) any Contract providing for “most favored nation” terms, including such terms for pricing;

(xi) any Contract which provides for an outstanding loan or advance (excluding advances for travel and entertainment expenses made in accordance with customary policies for such advances), in any amount and to any member, manager, officer or employee of any Seller or any trustee, beneficiary, or Affiliate of any Seller;

(xii) any settlement or release agreement or other agreement pursuant to which any Seller has relinquished or agreed not to enforce the rights of any Seller or which imposes any obligations or liabilities on any Seller in a Proceeding, pending or threatened;

(xiii) any Personal Property Lease;

(xiv) any Contract relating to cleanup, abatement, monitoring or other actions in connection with any Liability related to Environmental Laws; or

(xv) any other Contract not made in the ordinary course of business that is material to the Business.

(b) Sellers have delivered to Purchaser accurate and complete copies of all written Contracts identified in Section 3.14(a) of the Seller Disclosure Schedule, including all amendments thereto. Section 3.14(a) of the Seller Disclosure Schedule provides an accurate description of the terms of each Contract identified in Section 3.14(a) of the Seller Disclosure Schedule that is not in written form. All of the Material Contracts are in full force and effect and constitute legal and binding obligations of the applicable Seller and the party thereto, as the case may be. Neither the applicable Seller nor, to Sellers’ knowledge, any other party is in breach of or default under, and no event has occurred which with notice or lapse of time, or both, would become a breach of or default under, any Material Contract. Neither the applicable Seller, nor to Sellers’ knowledge, any other party, has received notice from any party of its or any other party’s intention to cancel, not renew or otherwise terminate any Material Contract.

Section 3.15 Intellectual Property.

(a) Section 3.15(a) of the Seller Disclosure Schedule accurately identifies and describes as of the date of this Agreement each product and service developed, marketed, licensed, sold, performed, distributed or otherwise made available as part of the conduct of the Business, including any product or service currently under development by any Seller for the Business.

(b) Section 3.15(b) of the Seller Disclosure Schedule accurately identifies as of the date of this Agreement (i) each item of Registered IP in which any Seller has or purports to have an ownership interest of any nature (whether exclusively, jointly with another Person, or otherwise), (ii) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable application, registration, or serial or other similar identification number, (iii) any other Person that has an ownership interest in such item of Registered IP and the nature of such ownership interest and (iv) all unregistered trademarks used in connection with the Business. Sellers have provided Purchaser with complete and accurate copies of all applications, correspondence, and other material documents related to each such item of Registered IP.

(c) Section 3.15(c) of the Seller Disclosure Schedule accurately identifies as of the date of this Agreement (i) all Intellectual Property Rights or Technology licensed, sold, assigned or otherwise conveyed or provided to any Seller and related to the Business (other than Standard Software), (ii) the corresponding Contract or Contracts pursuant to which any Licensed Intellectual Property is licensed to any Seller, and (iii) whether such license or licenses granted to any Seller is or are, as the case may be, exclusive or nonexclusive. No Person who has licensed Licensed Intellectual Property to any Seller has any ownership rights or license rights to derivative works or improvements made by any Seller related to such Licensed Intellectual Property.

(d) Section 3.15(d) of the Seller Disclosure Schedule accurately identifies as of the date of this Agreement each Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company IP. No Seller is bound by, and no Company IP is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of any Seller to use, assert, enforce, or otherwise exploit any Company IP anywhere in the world. No Seller has transferred ownership of (whether a whole or partial interest), or granted any exclusive right to use, any Technology or Intellectual Property Right to any Person.

(e) Sellers have provided to Purchaser an accurate and complete copy of each standard form of Company IP Contract used by any Seller at any time and when such form was used (if such form is no longer used as of the date of this Agreement), including each standard form of (i) end user or sales agreement or purchase order acknowledgement form, (ii) terms of service (if applicable), (iii) affiliate, partner or marketing agreement, (iv) employee agreement containing any assignment or license of Technology or Intellectual Property Rights, (v) development, consulting or independent contractor agreement containing any assignment or license of Technology or Intellectual Property Rights or (vi) confidentiality or nondisclosure agreement. Section 3.15(e) of the Seller Disclosure Schedule accurately identifies as of the date of this Agreement each Company IP Contract that deviates in any material respect from the corresponding standard form agreement provided to Purchaser.

(f) Sellers exclusively own all right, title, and interest to and in the Company IP free and clear of any Liens (other than licenses granted pursuant to the Contracts listed in Section 3.15(d) of the Seller Disclosure Schedule). Each Person who is or was an employee, officer, director or contractor of any Seller and who is or was involved in the creation or development of any Company IP has signed an enforceable agreement containing an assignment to such Seller of all Intellectual Property Rights in such Person’s contribution to the Company IP. No current or former unitholder, officer, manager, member or employee of any Seller has any claim, right (whether or not currently exercisable), or ownership interest in any Company IP. To the knowledge of Sellers, no employee of any Seller is (i) bound by or otherwise subject to any Contract restricting him or her from performing his duties for any Seller or (ii) in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality due to his or her activities as an employee of any Seller.

(g) Section 3.15(g) of the Seller Disclosure Schedule contains a complete and accurate list of all Contracts pursuant to which any Seller is obligated to pay royalties, fees, commissions, and other amounts (other than sales commissions paid to employees according to any Seller’s standard commissions plan) for the manufacture, sale, or distribution of any Company Product or the use of any Company IP or Licensed Intellectual Property.

(h) All Company IP is valid and enforceable. Sellers have made all filings and payments and taken all other actions required to be made or taken to maintain Registered IP in full force and effect by the applicable deadline and otherwise in accordance with all Applicable Laws. No interference, opposition, reissue, reexamination, or other Proceeding is or since December 31, 2006, has been pending or, to the knowledge of Sellers, threatened, in which the scope, validity, or enforceability of any Company IP is being, has been, or could reasonably be expected to be contested or challenged. Each item of Registered IP is in compliance with all legal requirements and all filings, payments, and other actions required to be made or taken to maintain such item of Registered IP in full force and effect have been made by the applicable deadline. No application for a patent or a material copyright, mask work, or trademark registration or any other type of material Registered IP filed by or on behalf of any Seller at any time since December 31, 2006, has been abandoned, allowed to lapse, or rejected. No Seller has engaged in patent or copyright misuse or any fraud or inequitable conduct in connection with any Company IP. Each Seller and to the knowledge of Sellers, each of their patent counsel, have complied with their duty of candor and disclosure and have made no material misrepresentations in the filings submitted to the applicable Governmental Authorities with respect to all patents included in the Company IP. To the knowledge of Sellers, no trademark or trade name owned, used, or applied for by any Seller and related to the Business conflicts or interferes with any trademark or trade name owned, used, and applied for by any other Person. To the knowledge of Sellers, no event or circumstance (including a failure to exercise adequate quality controls and an assignment in gross without the accompanying goodwill) has occurred or exists that has resulted in, or could reasonably be expected to result in, the abandonment of any material trademark related to the Business (whether registered or unregistered) owned, used, or applied for by any Seller. Section 3.15(h) of the Seller Disclosure Schedule sets forth a detailed listing with respect to each item of Registered IP and all actions, filings and payment obligations due to be made to any Governmental Body within one hundred and eighty (180) days following the Effective Date.

(i) To the knowledge of the Sellers, no Person has infringed, misappropriated, or otherwise violated, and no Person is currently infringing, misappropriating, or otherwise violating, any Company IP. Section 3.15(i) of the Seller Disclosure Schedule accurately identifies as of the date of this Agreement (and Sellers have provided to Purchaser a complete and accurate copy of) each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered by or to any Seller or any representative of any Seller regarding any actual, alleged, or suspected infringement or misappropriation of any Company IP, and provides a brief description of the current status of the matter referred to in such letter, communication, or correspondence.

(j) Neither the execution, delivery, or performance of this Agreement nor the consummation of any of the transactions or agreements contemplated by this Agreement will, with or without notice or the lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, or Lien on, any Company IP; (ii) a breach of, termination of, or acceleration or modification of any right or obligation under any Contract listed or required to be listed in Sections 3.15(c) or 3.15(d) of the Seller Disclosure Schedule; (iii) the release, disclosure, or delivery of any Company IP by or to any escrow agent or other Person; or (iv) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any Company IP.

(k) The Company IP and the Licensed Intellectual Property constitute all Intellectual Property Rights and Technology used in or necessary for the conduct of the Business as presently conducted, including the design, manufacture, license and sale of all products and services currently under development or in production.

(l) No Seller has infringed, misappropriated, or otherwise violated any Intellectual Property Right of any other Person. No infringement, misappropriation, or similar claim or Proceeding related to the Business is pending or threatened in writing against any Seller or, to the knowledge of Sellers, against any Person who may be entitled to be indemnified or reimbursed by any Seller with respect to such claim or Proceeding. No Seller has received any notice or other communication (in writing or otherwise) relating to any actual, alleged, or suspected infringement, misappropriation, or violation of any Intellectual Property Right of another Person.

(m) None of the software related to the Business and owned, developed, marketed, distributed, licensed, sold, or otherwise made available to any Person by any Seller (collectively, “Company Software”) (i) contains any bug, defect, or error that materially and adversely affects the use, functionality, or performance of such Company Software or any product or system containing or used in conjunction with such Company Software or (ii) fails to comply in any material respect with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Company Software or any product or system containing or used in conjunction with such Company Software.

(n) No Company Software contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (ii) compromising the privacy or data security of a user or damaging or destroying any data or file without the user’s consent (collectively, “Malicious Code”). Sellers implement industry standard measures designed to prevent the introduction of Malicious Code into Company Software, including firewall protections and regular virus scans.

(o) No source code for any Company Software has been delivered, licensed, or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of the Company. No Seller has any duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code for any Company Software to any escrow agent or other Person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license, or disclosure of any source code for any Company Software to any other Person who is not, as of the date of this Agreement, an employee of any Seller.

(p) No Company Software is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License) that (i) could require, or could condition the use or distribution of such Company Software or portion thereof on, (A) the disclosure, licensing, or distribution of any source code for any portion of such Company Software or (B) the granting to licensees of the right to make derivative works or other modifications to such Company Software or portions thereof or (ii) could otherwise impose any limitation, restriction, or condition on the right or ability of Sellers to use, distribute or charge for any Company Software.

(q) No funding, facilities, or personnel of any Governmental Authority or any public or private university, college, or other educational or research institution were used, directly or indirectly, to develop or create, in whole or in part, any Company IP.

(r) No Seller is and has ever been a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate any Seller to grant or offer to any other Person any license or right to any Company IP

(s) Sellers have provided Purchaser, or Section 3.15(s) of the Seller Disclosure Schedule sets forth, a complete and accurate listing of all product warranty claims received and logged by Sellers regarding any Company Product since December 31, 2008, including a listing of the resolution of all such product warranty claims.

Section 3.16 Information Technology. The information technology systems used by Sellers in the Business (“IT Systems”) are designed, implemented, operated and maintained in accordance with customary industry standards and practices for entities operating businesses similar to the Business, including with the respect to redundancy, reliability, scalability and security. Without limiting the foregoing, (i) Sellers have taken reasonable steps and implemented reasonable procedures to ensure that its IT Systems are free from Malicious Code and (ii) Sellers have in effect industry standard disaster recovery plans, procedures and facilities for the Business and has taken all reasonable steps to safeguard the security and the integrity of its IT Systems. There have been no unauthorized intrusions or breaches of security with respect to the IT Systems. Sellers have implemented any and all security patches or upgrades that are generally available for the IT Systems.

Section 3.17 Privacy and Personal Data.

(a) Each Seller is, and has at all times since December 31, 2006, been, in material compliance with (i) all Applicable Laws and industry standards, including payment card industry data security standards, regarding the protection, storage, use, and disclosure of Personal Data related to the Business; and (ii) all Contracts (or portions thereof) related to the Business between any Seller and vendors, marketing affiliates, and other customers and business partners, that are applicable to the use and disclosure of Personal Data (such Contracts being hereinafter referred to as “Privacy Agreements”). Sellers have delivered to Purchaser accurate and complete copies of all of the Privacy Agreements of Sellers.

(b) The Privacy Agreements and all publicly posted privacy statements or notices do not require the delivery of any notice to or consent from any Person, or prohibit the transfer of Personal Data collected and in the possession or control of Sellers to Purchaser, in connection with the execution, delivery, or performance of this Agreement or the consummation of any of the transactions contemplated by this Agreement.

(c) Each Seller has confidentiality agreements in place with all Affiliates, vendors or other Persons whose relationship with each such Seller involves the collection, use, disclosure, storage, or processing of Personal Data on behalf of such Seller, which agreements require such Persons to protect such Personal Data in a manner consistent with each such Seller’s obligations in the Privacy Agreements and in compliance with Applicable Laws.

(d) Neither the execution, delivery or performance of this Agreement, nor the consummation of any of the transactions contemplated by this Agreement will result in any violation of any Privacy Agreements or any Applicable Law pertaining to privacy, or Personal Data.

(e) Each Seller has reasonable safeguards in place to protect Personal Data in each such Seller’s possession or control from unauthorized access by third Persons, including any Seller’s employees and contractors.

(f) To the knowledge of Sellers, no Person has made any illegal or unauthorized use of Personal Data that was collected by or on behalf of any Seller and is in the possession or control of any Seller.

(g) No Seller is bound by any Contract or other obligation than prohibits any such Seller from using Personal Data, or other information if such information has been de-identified.

Section 3.18 Tax Matters.

(a) No Seller is a disregarded entity for U.S. federal tax purposes. Each Seller has timely filed (taking into account any extensions of time for such filings that have been properly and timely requested by such Seller) all Tax Returns that were required to be filed. All such Tax Returns are complete and accurate in all material respects. All Taxes owed by Sellers (whether or not shown on any Tax Return) have been paid. No Seller is currently the beneficiary of any extension of time within which to file any Tax Return. All Taxes that any Seller has been required to collect or withhold have been collected or withheld and, to the extent required by law, have been timely paid to the proper Governmental Authority. No claim has ever been made by a Governmental Authority in a jurisdiction in which any Seller does not file Tax Returns that any Seller is or may be subject to taxation by that jurisdiction. There are no Liens on any of the Purchased Assets for Taxes (other than for current Taxes not yet due and payable).

(b) No deficiencies for Taxes of any Seller has been claimed, proposed or assessed by any Governmental Authority. There are no pending or, to Sellers’ knowledge, threatened audits, investigations, disputes, notices of deficiency, claims or other Proceedings for or relating to any liability for Taxes of any Seller. There have been no audits of any Seller’s Tax Returns by the relevant Governmental Authorities at any time during the last three (3) tax years. No Seller has been notified that any Governmental Authority intends to audit any Seller’s Tax Returns for any other period. No waiver or extension of a statute of limitations relating to Taxes is in effect with respect to any Seller.

(c) Since December 31, 2009, no Seller has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past practice.

(d) No Purchased Asset (i) is property required to be treated as owned by another person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) constitutes “tax-exempt use property” within the meaning of Section 168(h) of the Code, (iii) is “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, (iv) secures any debt the interest of which is tax-exempt under Section 103(a) of the Code or (v) is subject to a 467 rental agreement as defined in Section 467 of the Code.

(e) No Seller is a party to any Tax sharing, indemnity, allocation, or similar agreements.

Section 3.19 Employee Benefit Plans.

(a) Section 3.19(a)(i) of the Seller Disclosure Schedule identifies each “employee benefit plan” (as defined in Section 3(3) of ERISA) which covers any Business Employee and any bonus, deferred or incentive compensation, retirement, profit sharing, equity-based, Code Section 125 cafeteria plan or flexible benefit arrangement, employment, consulting, change in control or severance plan, arrangement, agreement or program, and material fringe benefit plan, arrangement, agreement or program, whether or not subject to ERISA, whether formal or informal, oral or written, legally binding or not, maintained or contributed to for the benefit of any Business Employee by any Seller or any ERISA Affiliate or under which any Seller or any ERISA Affiliate has any present or future Liability with respect to any Business

Employee (collectively, the “Benefit Plans”). Section 3.19(a)(ii) of the Seller Disclosure Schedule sets forth a list of each Business Employee as of the date hereof, and such Business Employee’s leave, sick pay or vacation benefit (earned or unearned).

(b) Sellers (i) have complied in all material respects with all applicable laws and regulations relating to the Benefit Plans, including but not limited to ERISA, and (ii) have administered each Benefit Plan in all material respects in compliance with Applicable Laws in accordance with its terms. Sellers have not made any commitments to increase benefits under any Benefit Plan or to otherwise amend any Benefit Plan.

(c) Except as set forth on Section 3.19(c) of the Seller Disclosure Schedule, no leased employee (within the meaning of Section 414(n) or (o) of the Code) as of the date hereof performs any material services for any Seller with respect to the Business.

(d) Each Benefit Plan that is an employee pension benefit plan (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Code Section 401(a) (a “Pension Plan”) has received from the IRS a favorable determination letter or may rely upon any opinion letter for a prototype plan. No event has occurred since the date of the most recent determination (other than the effective date of certain amendments to the Code the remedial amendment period for which has not expired) that would reasonably be expected to adversely affect the qualified status of any such Benefit Plan. No Benefit Plan is a “defined benefit plan” as defined in Section 3(35) of ERISA.

(e) No Seller nor any ERISA Affiliate or any trustee or agent of any Benefit Plan has been or is currently engaged in any prohibited transactions as defined by Section 406 of ERISA or Section 4975 of the Code for which an exemption is not applicable which could subject Seller, any ERISA Affiliate or any trustee or agent of any Benefit Plan to the Tax or penalty imposed by Section 4975 of the Code or Section 502 of ERISA.

(f) No Seller nor any ERISA Affiliate has been or is currently party to any “multi-employer plan,” as that term is defined in Section 3(37) of ERISA.

(g) With respect to each Benefit Plan, there are no actions, suits or claims (other than routine claims for benefits in the ordinary course) pending or, to Sellers’ knowledge, threatened against any Benefit Plan, any Seller, any ERISA Affiliate or any trustee or agent of any Benefit Plan.

(h) With respect to each Benefit Plan to which any Seller or any ERISA Affiliate is a party which constitutes a group health plan subject to Section 4980B of the Code, each such Benefit Plan complies, and in each case has complied, with all applicable requirements of Section 4980B of the Code.

(i) Full payment has been made of all amounts which any Seller or any ERISA Affiliate was required to have paid as a contribution to any Benefit Plan as of the last day of the most recent fiscal year of each of the Benefit Plans ended prior to the date of this Agreement.

(j) No Benefit Plan other than a Pension Plan provides benefits to any individual after termination of employment.

(k) The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former director, employee, contractor or consultant of the Business to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of, compensation due to any such director, employee, contractor or consultant, or result in the payment of any other benefits to any Person or the forgiveness of any Indebtedness of any Person, (iii) result in any prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available or (iv) result (either alone or in conjunction with any other event) in the payment or series of payments by Seller or any of its Affiliates to any Person of an “excess parachute payment” within the meaning of Section 280G of the Code.

(l) Section 3.19(l) of the Seller Disclosure Schedule sets forth each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code). Each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) has at all times been operated, administered and documented in compliance with Section 409A of the Code.

Section 3.20 Insurance. Each Seller maintains policies of fire and casualty, liability and other forms of insurance in such amounts, with such deductibles and against such risks and losses, as set forth in Section 3.20 of the Seller Disclosure Schedule. All policies described or required to be set forth in Section 3.20 of the Seller Disclosure Schedule are in full force and effect, and no Seller is in default, whether as to payment of premium or otherwise, in any material respect under the terms of any such policy. Excluding insurance policies that have expired and been replaced in the ordinary course of business consistent with past practice, no insurance policy has been cancelled within the last three (3) years and no threat has been made to cancel any insurance policy of any Seller during such period. Since January 1, 2005, there has been no claim by any Seller in excess of $25,000 under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights.

Section 3.21 Transactions with Directors, Officers and Affiliates. No Affiliate, manager, officer or members of any of their “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Securities Exchange Act of 1934, as amended) of any Seller (each of the foregoing, a “Related Person”), other than in its capacity as a manager, member, officer or employee of such Seller (a) is involved, directly or indirectly, in any material business arrangement or other material relationship with such Seller (whether written or oral) related to the Business or the Purchased Assets or (b) directly or indirectly owns, or otherwise has any right, title, interest in, to or under, any material property or right, tangible or intangible, that is used in the Business.

Section 3.22 Labor and Employment.

(a) Section 3.22(a)(i) of the Seller Disclosure Schedule lists each Business Employee and such Business Employee’s (i) employment status (i.e., full time, part time, temporary, casual, seasonal, etc.), (ii) employment authorization or work visa status, to the extent required for employment authorization and/or verification purposes in the applicable jurisdiction and permitted by applicable laws, (iii) date of hire and service dates, (iv) current wages, salaries or hourly rate of pay, benefits (both statutory and nonstatutory), vacation entitlement, commissions and bonus opportunity (whether monetary or otherwise), (v) other material compensation paid or payable since the beginning of the most recently completed fiscal year, (vi) for any benefit that takes into account length of service to respective Seller, the date upon which each such term of employment with respective Seller became effective and (vii) location of current employment. Sellers have made available to Purchaser copies of all written agreements between each of Sellers and any employee of any Seller. The employment of all employees of Sellers is terminable at will. Except as otherwise indicated in Section 3.22(a)(ii) of the Seller Disclosure Schedule, no Business Employee has indicated in writing (including electronic mail) to any Seller that he or she will cancel or otherwise terminate their relationship with any of Seller and none of the Business Employees set forth on Section 3.22(a)(iii) of the Seller Disclosure Schedule has otherwise indicated to any Seller that he or she will cancel or otherwise terminate their relationship with any Seller.

(b) No Seller is party or subject to a labor union or collective bargaining agreement in connection with the Business, and no such labor union or collective bargaining agreement is being negotiated. Seller has no obligation to negotiate any such labor union or collective bargaining agreement. To Sellers’ knowledge, there is no activity involving any Business Employees seeking to certify a collective bargaining unit or engaging in any other labor organizational activity.

(c) No labor dispute, request for representation, picket, work slow-down, strike, work stoppage or any action or arbitration has occurred or is occurring or, to Sellers’ knowledge, has been threatened that involve any Business Employees within three years prior to the date hereof. No event has occurred or circumstance exists that may provide the basis of any work stoppage or other labor dispute in connection with the Business.

(d) No Seller is the subject of any claim which is pending or, to Sellers’ knowledge, threatened, asserting that Seller has, in connection with the Business, committed an unfair labor practice (within the meaning of the National Labor Relations Act or applicable state or foreign statutes) or seeking to compel Sellers to bargain with any labor organization as to wages with conditions of employment.

(e) Sellers have complied with each, and is not in violation of any, law relating to anti-discrimination and equal employment opportunities in connection with the Business. There are, and have been, no violations of any other law respecting the hiring, hours, wages, occupational safety and health, employment, promotion, termination or benefits of any Business Employee or other Person in connection with the Business. Sellers have filed all reports, information and notices required under any law respecting the hiring, hours, wages, occupational safety and health, employment, promotion, termination or benefits of any Business Employee or other Person in connection with the Business, and will timely file prior to Closing all such reports, information and notices required by any law to be given prior to Closing.

(f) Sellers have paid or properly accrued all wages and compensation due to Business Employees, including all vacations or vacation pay, holidays or holiday pay, sick days or sick pay, and bonuses. Section 3.22(f) of the Seller Disclosure Schedule sets forth aggregate hours of accrued vacation and the aggregate dollar value of all such accrued vacation with respect to each Business Employee.

(g) No Seller is a party to any Contract which restricts any Seller from relocating, closing or terminating any of its operations or facilities or any portion thereof. No Seller has since January 1, 2008 effectuated a “plant closing” (as defined in the WARN Act) or a “mass lay-off” (as defined in the WARN Act), in either case affecting any site of employment or facility of Seller engaged in the Business, except in accordance with the WARN Act. The consummation of the transactions contemplated by this Agreement will not create liability for any act by any Seller on or prior to the Closing under the WARN Act or any other law respecting reductions in force or the impact on employees of plant closings or sales of businesses.

(h) Sellers have complied and are in compliance with the requirements of the Immigration Reform and Control Act of 1986. The Seller Disclosure Schedule sets forth a true and complete list of all Business Employees working in the United States who are not U.S. citizens and a description of the legal status under which each such Business Employee is permitted to work in the United States. All Business Employees who are performing services for Sellers in the United States are legally able to work in the United States and will be able to continue to work in the Business in the United States following the consummation of the transactions contemplated by this Agreement.

Section 3.23 Approvals. The board of managers and Class A unitholders of each Seller have, by resolution unanimously adopted at meetings duly called and held (or pursuant to an unanimous written consents in lieu thereof) duly and validly approved and declared advisable this Agreement, the principle terms hereof and transactions contemplated hereby.

Section 3.24 Customers and Suppliers. Section 3.24 of the Seller Disclosure Schedule sets forth, with respect to the Business during the last full fiscal year, a list of (a) the dollar amount derived from each of the ten largest (based on dollar amounts purchased) customers of Sellers and (b) the dollar amount purchased from the ten largest (based on dollar amounts purchased) suppliers of Sellers. Sellers have no knowledge of, and have not received written notice of the intention of: (i) any of such customers or suppliers to cease doing business or reduce in any material respect the business transacted with Sellers or to terminate or modify any agreements with any Seller (whether upon consummation of the transactions contemplated hereby or otherwise); or (ii) any Governmental Authority, customer or supplier to cease doing business or reduce in any material respect the business transacted between such parties or modify any agreement between such parties, which may adversely impact the Business or Purchased Assets.

Section 3.25 Brokers. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of, or is entitled to any fee or commission from any Seller in connection with the transactions contemplated by this Agreement.

Section 3.26 Full Disclosure. This Agreement, including without limitation, the Seller Disclosure Schedule, the schedules attached hereto, and any certificate, instrument or other document required to be delivered pursuant to this Agreement by Sellers, in addition to any other information, documentation or other materials that were provided to Purchaser by or on behalf of

Sellers in connection with this Agreement, do not contain, on the part of Sellers, any misrepresentation of a material fact, and do not omit, on the part of Sellers, to state any material fact necessary to make the statements contained therein not misleading. This Agreement, as modified and supplemented by the schedules, does not (a) contain any representation, warranty or information that is false or misleading with respect to any material fact or (b) omit to state any material fact or necessary in order to make the representations, warranties and information contained and to be contained herein and therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND PARENT

Purchaser and Parent represent and warrant to Sellers that the statements contained in this Article IV are true and correct as of the date of this Agreement.

Section 4.1 Authority and Binding Effect. Each of Purchaser and Parent has the corporate power and authority to execute and deliver this Agreement and each agreement, document and instrument to be executed and delivered by or on behalf of Purchaser or Parent, pursuant to this Agreement and to carry out the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Other Agreements have been duly and validly authorized by the board of managers and board of directors of Purchaser and Parent, respectively, and no additional other corporate proceedings on the part of either Purchaser or Parent is necessary in connection with the execution, delivery and performance of this Agreement or the Other Agreements. This Agreement has been duly executed and delivered by Purchaser and Parent and, assuming the due authorization, execution and delivery of this Agreement by Seller, this Agreement constitutes a legal, valid and binding obligation of Purchaser and Parent, enforceable against Purchaser and Parent in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles.

Section 4.2 Organization. Purchaser and Parent are each entities duly incorporated or formed, as applicable, validly existing and in good standing under the laws of the State of Delaware. Purchaser and Parent are each duly licensed or qualified to do business as a foreign entity under the laws of any other jurisdiction in which the character of its properties or in which the transaction of its business makes such qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a material adverse effect on the ability on either Purchaser or Parent to perform its obligations under this Agreement.

Section 4.3 No Violations. The execution and delivery of this Agreement and the Other Agreements and the performance and consummation of the transactions contemplated hereby and thereby by Purchaser and Parent will not (a) conflict with or violate any provision of the certificate of incorporation, by-laws or other organizational documents of Purchaser or Parent, (b) conflict with, or result in the breach of, or constitute a violation of or default under, or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Purchaser or Parent under, any material

Contract to which Purchaser or Parent is party or to which any of its assets is subject or (c) to the knowledge of Purchaser and Parent, violate or result in a breach of or constitute a default under any Applicable Law to which Purchaser or Parent is subject or by which Purchaser or Parent or any of their assets is bound or affected, except for any conflict, breach, default, termination, cancellation, acceleration, loss or violation which, individually or in the aggregate, would not materially impair Purchaser’s ability to perform its obligations hereunder and is not reasonably likely to prohibit or materially delay the performance of this Agreement by Purchaser or Parent.

Section 4.4 Consents and Approvals. The execution, delivery and performance of this Agreement by Purchaser and Parent and the consummation by Purchaser and Parent of the transactions contemplated hereby in accordance with the terms hereof will not require Purchaser or Parent to make any filing with, or notification to or obtain any Consent from any Person, except (a) where failure to obtain such Consent, or to make such filing or notification, would not have a material adverse effect on the ability of Purchaser or Parent to perform their obligations under this Agreement and (b) as may be necessary as a result of any facts or circumstances relating solely to Sellers.

Section 4.5 Litigation. There is no Proceeding pending or, to the knowledge of Purchaser or Parent, threatened in writing, against either Purchaser or Parent, and neither Purchaser nor Parent is subject to any outstanding order, writ, judgment, injunction or decree of any Governmental Authority that, in either case, would, individually or in the aggregate, (a) delay, hinder or prevent the consummation of the transactions contemplated by this Agreement by Purchaser or Parent or (b) have a material adverse effect on the ability of either Purchaser or Parent to perform their obligations under this Agreement.

Section 4.6 Brokers. Other than as set forth on Schedule 4.6, Purchaser and Parent have not incurred nor become liable for any broker’s commission or finder’s fee relating to or in connection with this Agreement or the transactions contemplated hereby.

ARTICLE V

GENERAL COVENANTS

Section 5.1 Confidentiality.

(a) Each Receiving Party (as defined below) acknowledges the confidential and proprietary nature of the Confidential Information of the Disclosing Party (as defined below) and shall hold, and shall cause their respective Affiliates and respective past, present, and future directors, managers, members, employees, independent contractors, agents, advisors or consultants (collectively, “Representatives”) to hold, in confidence and not disclose or release such Confidential Information without the prior written consent of the Disclosing Party; provided that the Disclosing Party may disclose, or may permit disclosure of, Confidential Information (i) to its respective Representatives who have a need to know such information and are informed of their obligation to hold such information confidential to the same extent as is applicable to the Disclosing Party and in respect of whose failure to comply with such obligations, the Disclosing Party will be responsible or (ii) if the Disclosing Party or any of its respective Affiliates or Representatives are compelled to disclose any such Confidential Information by judicial or administrative process or, in the opinion of independent legal counsel, by other requirements of Applicable Law.

(b) As used in this Agreement, the term “Confidential Information” includes all secret, confidential or proprietary technical, economic, environmental, operational, financial, and/or other business information, data or material, whether provided in written, oral, graphic, video, computer, electronic or other form, including, provided pursuant to this Agreement or generated pursuant to this Agreement by one Party (the “Disclosing Party”) to the other Party (the “Receiving Party”), including but not limited to, information relating to the Disclosing Party’s existing or proposed business, and without limitation, all notes, analyses, compilations, studies, interpretations or other documents whether in tangible form or on electronic or other data storage media, prepared by the Receiving Party and its Representatives, which contain, reflect or are based on, in whole or in part, Confidential Information furnished to the Receiving Party or its Representatives by the Disclosing Party or any to its Representatives, and any other materials that have not been made available by the Disclosing Party to the general public. For purposes of this Section 5.1, all information related to the Business and the Purchased Assets that is known to Sellers and constitutes Confidential Information prior to Closing, shall, following the Closing in all events, be deemed to be Confidential Information of Purchaser provided to Sellers, including (i) ideas and concepts for existing products, processes and services; (ii) specifications for products, equipment and processes; (iii) engineering drawings and graphs; (iv) technical, research and engineering data; (v) service and operation manuals; (vi) quality assurance policies, procedures and specifications; (vii) evaluation and/or validation studies; (viii) pending patent applications; (ix) all other know-how, methodology, procedures, techniques and trade secrets related to research, engineering, development and manufacturing; and (x) business information, including marketing and development plans, forecasts, research and development agreements, and customer and vendor information. Notwithstanding the foregoing sentence, Confidential Information shall not include any information or materials that:

(i) were already known to the Receiving Party (other than under an obligation of confidentiality), at the time of disclosure by the Disclosing Party;

(ii) were generally available to the public or otherwise part of the public domain at the time of disclosure thereof to the Receiving Party; or

(iii) became generally available to the public or otherwise part of the public domain after disclosure or development thereof, as the case may be, and other than through any act or omission of the Receiving Party in breach of the Receiving Party’s confidentiality obligations under this Agreement.

Section 5.2 Further Action. Each of the Parties hereto shall execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.

Section 5.3 Press Releases. The Parties will, and will cause each of their Affiliates and Representatives to, maintain the confidentiality of this Agreement and will not, and will cause each of their Affiliates and Representatives not to, issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other Party, which consent shall not be unreasonably withheld; provided however, that either Party may, without the prior consent of the other Party, issue or cause publication of any such press release or public announcement to the extent that it reasonably determines, after consultation with outside legal counsel, such action to be required by Applicable Law or by the rules of any applicable self-regulatory organization, in which event such Party will use its commercially reasonable efforts to allow the other Party reasonable time to comment on such press release or public announcement in advance of its issuance.

Section 5.4 Tax Matters.

(a) Sellers shall be responsible for and shall promptly pay when due all Property Taxes levied with respect to the Purchased Assets attributable to a Pre-Closing Tax Period. All Property Taxes levied with respect to the Purchased Assets for a Straddle Period shall be apportioned between Purchaser and Sellers based on the number of days of such Straddle Period included in the Pre-Closing Tax Period and the Post-Closing Tax Period, as the case may be, with Sellers liable for the proportionate amount of such Property Taxes that is attributable to the Pre-Closing Tax Period, and Purchaser liable for the proportionate amount of such Property Taxes that is attributable to the Post-Closing Tax Period. Upon receipt of any bill for such Property Taxes, Purchaser or Sellers, as applicable, shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 5.4(a) together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the party owing it to the other within ten (10) calendar days after delivery of such statement. In the event that Purchaser or any Seller makes any payment for which it is entitled to reimbursement under this Section 5.4(a), the applicable party shall make such reimbursement promptly but in no event later than ten (10) calendar days after the presentation of a statement setting forth the amount of reimbursement to which the presenting party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement.

(b) Sellers shall pay all Transfer Taxes. Seller and Purchaser shall cooperate in preparing and timely filing all Tax Returns and other documentation relating to such Transfer Taxes as may be required by Applicable Law.

(c) Following the Closing, Purchaser and Sellers agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to the Purchased Assets, including, without limitation, access to books and records, as is reasonably necessary for the filing of all Tax Returns by Purchaser or Sellers, the making of any election relating to Taxes, the preparation for any audit by any Governmental Authority and the prosecution or defense of any claim, suit or Proceeding relating to any Tax. Each of Purchaser and Sellers shall retain all books and records with respect to Taxes pertaining to the Purchased Assets for a period of at least ten (10) years following the Closing Date. Purchaser and Sellers shall cooperate fully with each other in the conduct of any audit, litigation or other proceeding relating to Taxes.

(d) Sellers shall promptly notify Purchaser in writing upon receipt by Sellers of notice of any pending or threatened Tax audits or assessments relating to the income, properties, sales or operations of Sellers. Each of Purchaser and Sellers shall promptly notify the other in writing upon receipt of notice of any pending or threatened Tax audit or assessment challenging the Allocation.

(e) Each Seller shall use its reasonable best efforts to provide Purchaser with a clearance certificate or similar document(s) that may be required by any state or local taxing authority in order to relieve Purchaser of any obligation to withhold any portion of the Purchase Price Proceeds.

Section 5.5 Employee Matters.

(a) Offers of Employment. Prior to the Closing Date, Purchaser shall offer employment commencing on the Closing Date to such Business Employees determined by Purchaser. Business Employees to whom Purchaser has offered employment, who accept such offer and who commence employment with Purchase on the Closing Date are referred to hereunder as “Transferred Employees.” Prior to the Closing Date, Purchaser and Sellers will reasonably cooperate to coordinate the transfer of Transferred Employees and the termination of employment of the Transferred Employees with Sellers or their Affiliates or related entities.

(b) Credit for Service. As of and after the Closing Date, Purchaser will use commercially reasonable efforts to provide each Transferred Employee full credit for proposes of eligibility to participate, vesting and level of benefits under any employee benefit plan applicable to the Transferred Employees following the Closing Date for such Transferred Employee’s service prior to the Closing Date with Sellers and their Affiliates and their predecessor entities, to the same extent such service is recognized by Sellers or their Affiliates immediately prior to the Closing Date (other than as would result in a duplication of benefits, with respect to equity incentive plans or for benefit accrual under any defined benefit pension plan). With respect to any employee benefit plan applicable to the Transferred Employees following the Closing Date that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Purchaser shall use commercially reasonable efforts to (i) cause there to be waived any pre-existing condition or eligibility limitations or exclusions and actively-at-work requirements with respect to the Transferred Employees and their eligible dependents and (ii) give effect, for the year in which the Closing occurs, for purposes of satisfying any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Transferred Employees and their eligible dependents under similar plans maintained by Sellers or their Affiliates in which such Transferred Employees and their eligible dependents participated immediately prior to the Closing Date.

(c) Bonus, Incentive and Other Compensation. Sellers agree that they shall be responsible for paying all amounts of salaries, commissions, bonuses, incentive and other cash compensation that are fully earned and payable prior to the Closing Date and required to be paid to Business Employees prior to the Closing Date and that such amounts shall be paid by Sellers, their Affiliates or related entities to Business Employees on or about the Closing Date. Notwithstanding the foregoing, any retention payments to Business Employees to be made by any Sellers shall be made pursuant to the terms of the agreements between Sellers and each such Business Employee with respect to such retention payments.

(d) COBRA Coverage. Sellers shall be responsible for providing any Business Employee whose “qualifying event,” within the meaning of Section 4980B(f) of the Code, occurs on or prior to the Closing Date (and such employee’s “qualified beneficiaries” within the meaning of Section 4980B(f) of the Code) with the continuation of group health coverage required by Section 4980B(f) of the Code (“Continuation Coverage”) under the terms of the applicable Seller’s health plans. Purchaser shall be responsible for Continuation Coverage to any Transferred Employee (and each such employee’s qualified beneficiaries) whose qualifying event occurs after the Closing Date to the extent required by law.

(e) WARN Act. Sellers agree to provide any required notice under the WARN Act, and any similar statute, and otherwise to comply with any such statute with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or similar event (including as a result of the consummation of the transactions contemplated by this Agreement or this Agreement) affecting Business Employees and occurring at or prior to the Closing. In the event as a result of actions or inactions of any Sellers, Purchaser incurs liabilities and obligations under the WARN Act or any other similar state laws, including, without limitation, penalties, fines and other costs, Sellers shall fully indemnify Purchaser for such liabilities and obligations with respect thereto.

(f) No Rights Conferred on Personnel. Nothing in this Section 5.5, expressed or implied, shall confer upon any partner, principal, employee or former partner, principal or employee of any Sellers or their Affiliates or related entities (including, without limitation, the Transferred Employees and Business Employees) any rights or remedies (including, without limitation, any right to employment or continued employment for any specified period) of any nature or kind whatsoever, under or by reason of this Section 5.5. It is expressly agreed that the provisions of this Section 5.5 are not intended to be for the benefit of or otherwise be enforceable by, any third party, including, without limitation, any Transferred Employees or Business Employees. No provision of this Section 5.5 shall create any rights in any such persons in respect of any benefits that may be provided under any Benefit Plan or any plan or arrangement which may be established or maintained by Purchaser, shall be construed to establish, amend, or modify an Benefit Plan or any other benefit plan, program, agreement or arrangement nor shall require Sellers, Purchaser or any Affiliate of any Sellers or Purchaser to continue or amend any particular benefit plan and any such plan may be amended or terminated in accordance with its terms and applicable law.

Section 5.6 Non-Compete; Non-Solicitation.

(a) The Sellers each acknowledge and agree on behalf of itself and its Affiliates (other than Wade Lewis and Silas Boyle in their individual capacity) (each a “Restricted Party” and, collectively, the “Restricted Parties”) as follows:

(i) the covenants in this Section 5.6, including the scope of the covenants as to time, geography and activity, are reasonable and necessary to protect and preserve Purchaser’s and its Affiliates’ legitimate business interests and are not broader than necessary to protect Purchaser’s and its Affiliates’ interests;

(ii) Purchaser and/or its Affiliates would be irreparably damaged if any Restricted Party were to breach its obligations under this Section 5.6;

(iii) Purchaser has been materially induced by the Restricted Parties to enter into this Agreement by the covenants set forth in this Section 5.6, and

Purchaser would not have taken such action if the Restricted Parties had not covenanted as provided in this Section 5.6;

(iv) the covenants in this Section 5.6 constitute independent covenants that shall not be affected by performance or nonperformance of any other provision of this Agreement by Purchaser; and

(v) as part of the transactions contemplated herein, Purchaser is purchasing the goodwill related to the Business, will carry on the Business conducted by Seller prior to the Closing, and in order to protect the value of the goodwill related to the Business, and as a condition to entering into this Agreement, the Restricted Parties have agreed to the restrictive covenants set forth in this Section 5.6.

(b) For a period of two (2) years after the Closing Date, each Restricted Party will not, and will cause its current and future Affiliates not to, directly or indirectly, whether by itself or through an agent, employee or otherwise, or in association with any Person or entity, own, share in the earnings of, invest in the stock, bonds or other securities of, manage, operate, finance (whether as a lender, investor or otherwise), control, participate in the ownership, management, operation, or control of, be employed by, associated with, or in any manner be connected with, lend money to, render services or advice to, be engaged or employed by, or take part in, or, consult or advise, any other Person or entity that is engaged in the marketing, distribution or selling of any products or provisions of services that constitute any aspect of the Business (each, a “Competing Activity”) or in the development of any such products or capabilities which constitute a Competing Activity anywhere in the Territory. For the avoidance of doubt, the term “Competing Activity” shall not include any other wholesale distribution or other business currently conducted by Seller as of the date hereof, other than the Business.

(c) No Restricted Party will be in violation of this Section 5.6: solely by reason of investing in stock, bonds or other securities of any Person or entity engaged in a Competing Activity (but without otherwise participating in such Competing Activity), if: (i) such stock, bonds or other securities are listed on any national securities exchange or have been registered under Section 12(g) of the Securities Exchange Act of 1934 or any successor law; and (ii) such investment does not exceed, in the case of any class of the capital stock of any one issuer, one percent (1.0%) of the issued and outstanding shares or such capital stock, or, in the case of bonds or other securities, one percent (1.0%) of the aggregate principal amount thereof issued and outstanding.

(d) For a period of two (2) years from the Closing Date:

(i) Each Restricted Party will not (and shall not permit any of its Affiliates to), directly or indirectly, solicit or otherwise attempt to induce any employee or independent contractor of Purchaser or its Affiliates (including, without limitation, the Transferred Employees) to terminate his or her employment or relationship, as applicable, with Purchaser or its Affiliates, to work with or for Seller or its Affiliates in competition with the Business; provided, however, that this Section 5.6 shall not (A) prohibit general solicitations of or advertisement for employment by Seller or its Affiliates if they are not specifically directed at employees or independent contractors of Purchaser or its Affiliates, or (B) prevent any Restricted Party from interviewing or hiring any employee or independent contractor of Purchaser who responds to such general solicitation of or advertisement for employment; and

(ii) Each Restricted Party will not, and will cause its current and future Affiliates not to, directly or indirectly cause or induce, or attempt to cause or induce, any then-existing customer, supplier, licensee, licensor, or franchisee or other business relation of Purchaser or its Affiliates, to cease doing business with Purchaser or its Affiliates, or in any way interfere with the relationship between Purchaser and its Affiliates and their customers, suppliers, licensees, licensors, franchisees or other business relations.

(e) If a final judgment of a court or tribunal of competent jurisdiction determines that any term or provision contained in Section 5.6 is invalid or unenforceable, then the court or tribunal will have the power to reduce the scope, duration, or geographic area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

(f) If any Restricted Party breaches any of its covenants, duties or obligations set forth in this Section 5.6, Purchaser and its Affiliates would encounter extreme difficulty in attempting to prove the actual amount of damages suffered by them as a result of such breach and would not be reasonably or adequately compensated in damages in any action at law. In addition to any other remedy Purchaser or its Affiliates may have at law, in equity, by statute or otherwise, if any Restricted Party breaches this Section 5.6, then Purchaser and its Affiliates will be entitled to seek and receive temporary, preliminary and permanent injunctive and other equitable relief from any governmental body of competent jurisdiction to enforce any of their rights under this Section 5.6 or otherwise to prevent violation of this Section 5.6, without the necessity of proving the amount of any actual damage resulting therefrom. No remedy conferred by any of the specific provisions of this Section 5.6 is intended to be exclusive of any other remedy that is otherwise available at law, in equity, by statute or otherwise. In any action, suit or other proceeding instituted, concerning or arising out of this Section 5.6, the prevailing Party will recover all of such Party’s costs and reasonable attorneys’ fees.

Section 5.7 Post-Closing Consents; Nonassignable Contracts.

(a) Notwithstanding anything to the contrary in this Agreement, to the extent that any Assigned Contract is not capable of being transferred by Sellers to Purchaser pursuant to this Agreement without the consent, approval or authorization of a third party, and such consent, approval or authorization is not obtained prior to the Closing, or if such transfer or attempted transfer would constitute a breach or a violation of the Assigned Contract or any Applicable Law (each a “Specified Consent”), nothing in this Agreement shall constitute an assignment or transfer or an attempted assignment or transfer thereof.

(b) In the event that any such Specified Consent is not obtained on or prior to the Closing Date, Sellers shall use commercially reasonable efforts to: (i) obtain the Specified Consent (in a form which is acceptable to Purchaser); (ii) provide Purchaser all of the benefits of the applicable Assigned Contract; (iii) cooperate in any reasonable and lawful arrangement designed to provide such benefit to Purchaser, including accepting direction as Purchaser shall request of Sellers; (iv) keep Purchaser fully informed in a timely manner as to all developments regarding the Specified Consent and Assigned Contract, including promptly providing with copies of all material correspondence, drafts and other material communications regarding same; and (v) enforce at the request of Purchaser at Sellers’ sole cost and expense, any rights of Sellers arising from any such Assigned Contract. Notwithstanding the foregoing, the Parties acknowledge and agree that in connection with obtaining the Specified Consent Purchaser shall not be required to: (i) divest any of its respective businesses or assets, including any part of the Purchased Assets acquired pursuant to the terms and conditions of this Agreement and the Other Agreements; (ii) take or agree to take any other action or agree to any limitation that could reasonably be expected to have an adverse effect on the business, operations, assets, liabilities, condition (financial or otherwise), results of operations or prospects of Purchaser or its Affiliates; or (iii) pay any funds or accept any material modification to the Assigned Contract.

(c) Once a Specified Consent is obtained, the applicable Assigned Contract shall be deemed to have been automatically assigned and transferred to Purchaser on the terms set forth in this Agreement, as specified in Article I.

Section 5.8 Insurance. Sellers will obtain and keep in force for a period of one year following the Closing, insurance in nature, scope and amount consistent with that in effect on the date hereof and protecting against any Liabilities arising from the operation of the Business or the Purchased Assets or Assumed Liabilities prior to Closing. It is understood that such insurance will not be construed to limit Sellers’ liability with respect to its indemnification obligations under Article VI. Sellers will provide to Purchaser upon request a certificate evidencing the insurance Sellers are required to obtain and keep in force under this Section 5.8. Such certificate will provide that such insurance will not expire or be cancelled or modified without at least thirty (30) calendar days’ prior notice to Purchaser.

Section 5.9 Access to Books and Records. Purchaser shall (i) give Sellers and each of their agents and representatives (collectively, “Sellers’ Representatives”) reasonable access to the Books and Records relating to the Purchased Assets, including Tax records relating to Taxes on the Purchased Assets and (ii) furnish Sellers and each of Sellers’ Representatives with one (1) copy of such Books and Records as Sellers or Sellers’ Representatives may reasonably request; provided, each Seller acknowledges and agrees that the confidentiality obligations of Section 5.1 above shall apply to all Confidential Information contained in such Books and Records.

Section 5.10 Excluded Lease. From the Closing Date through July 31, 2015, Parent shall pay to Maximum ASP the amount due under the terms of the Excluded Lease for each full calendar month during such period (each such payment, a “Transition Excluded Lease Payment”). Each Transition Excluded Lease Payment shall be made (i) within the first five (5) Business Days of each applicable month and (ii) in cash without interest, by wire transfer of immediately available funds to the account designated in writing by Maximum ASP. Maximum ASP shall use commercially reasonable efforts, to include the reasonable advice of Parent and its representatives, to sublease, assign or make other arrangements to transfer the Excluded Lease and all related obligations with respect thereto to a third party as soon as reasonably practicable following the Closing (such event, the “Excluded Lease Transfer”). Parent’s obligations hereunder with respect to the monthly Transition Excluded Lease Payment shall immediately cease upon the earlier to occur of (i) a Excluded Lease Transfer (ii) the failure by Maximum ASP to use commercially reasonable efforts to effect a Excluded Lease Transfer or (iii) the occupation or use, commercial or otherwise, of the Excluded Property by any Seller (or successor in interest thereto), Silas Boyle or Wade Lewis without the expression written consent of Parent. In the event that Maximum ASP shall dissolve or liquidate, the rights and obligations of this Section 5.10 shall be assumed by and inure to each of Silas Boyle and Wade Lewis, each in their individual capacity on a joint and several basis.

ARTICLE VI

INDEMNIFICATION

Section 6.1 Survival of Representations and Warranties and Covenants. For purposes of Article VI (and to the extent related thereto, Article VII) only, the previously defined terms “Parties” and “Sellers” shall include, in addition to Maximum ASP, Maximum Colo and Maximum Holdings, Wade Lewis and Silas Boyle, each in his personal capacity, and the term “Seller” used singularly shall apply to Wade Lewis and Silas Boyle, each in his personal capacity. The representations, warranties and covenants of the Parties contained in this Agreement shall survive the Closing for the applicable period set forth in this Section 6.1, and any and all claims and causes of action for indemnification under this Article VI arising out of the inaccuracy or breach of any representation, warranty or covenant of a Party must be made prior to the termination of the applicable survival period. The Parties agree that all of the representations, warranties and covenants of the Parties contained in this Agreement and any and all claims and causes of action for indemnification under this Article VI shall survive as follows:

(a) The respective representations and warranties of the Parties set forth in Sections 3.1 (Authority and Binding Effect), 3.2 (Organization), 3.8(a) (Title to Assets), 3.13 (Environmental Matters), 3.25 (Brokers), 4.1 (Authority and Binding Effect), 4.2 (Organization), and 4.6 (Brokers) shall survive the Closing indefinitely;

(b) The representations and warranties of Sellers set forth in Sections 3.11 (Compliance With Laws), 3.15 (Intellectual Property), 3.16 (Information Technology), 3.17 (Privacy and Personal Data), 3.18 (Tax Matters), 3.19 (Employee Benefit Plans) and 3.22 (Labor and Employment) shall survive until sixty (60) calendar days after the expiration of the applicable statute of limitations;

(c) All other representations and warranties of the Parties shall survive until the eighteenth (18th) month anniversary of the Closing Date; and

(d) All covenants, agreements and obligations shall survive indefinitely.

Notwithstanding the foregoing (i) any obligation to indemnify, defend and hold harmless pursuant to Section 6.2 shall not terminate with respect to any item as to which the Indemnified Party shall have, before the expiration of the applicable survival period, previously made a claim by delivering a written notice of such claim (stating in reasonable detail the basis of such claim) to the Indemnifying Party in accordance with Section 6.6 and (ii) this Section 6.1 shall not limit any covenant or agreement of the Parties which contemplates performance after the Closing.

Section 6.2 Obligation to Indemnify.

(a) Indemnification by Sellers. Subject to the limitations set forth in this Article VI, Sellers agree to jointly and severally indemnify, defend and hold harmless Parent and Purchaser and their directors, managers officers, employees, Affiliates, successors, permitted assigns, agents and representatives (collectively, the “Purchaser Indemnitees”), from and against all Losses resulting from or related to:

(i) any breach or inaccuracy of any of the representations and warranties of Sellers contained in this Agreement or any Other Agreement;

(ii) any non-compliance with or breach of any covenant or agreement of Sellers contained in this Agreement or any Other Agreement; and

(iii) any Excluded Assets or Excluded Liability.

(b) Indemnification by Parent and Purchaser. Subject to the limitations set forth in this Article VI, Parent and Purchaser agree to indemnify, defend and hold harmless Sellers and their managers, officers, employees, successors, permitted assigns, agents and representatives (collectively, the “Seller Indemnitees”), from and against all Losses resulting from:

(i) any breach or inaccuracy of any of the representations and warranties of Parent or Purchaser contained in this Agreement or any Other Agreement;

(ii) any non-compliance with or breach of any covenant or agreement of Parent or Purchaser contained in this Agreement; and

(iii) any Assumed Liability.

Section 6.3 Limitations on Liability. Notwithstanding anything to the contrary in this Agreement, except for Losses resulting from or related to: (i) fraud, (ii) breach or inaccuracy of any of the representations and warranties set forth in Sections 3.1 (Authority and Binding Effect), 3.2 (Organization), 3.8(a) (Title to Assets), 3.13 (Environmental Matters), 3.18 (Tax Matters) and 3.25 (Brokers), (iii) Excluded Liabilities and (iv) non-compliance with or breach of any covenant or agreement of any Seller contained in this Agreement (other than representations and warranties to the extent not listed in clause (ii) above), as applicable, which, in each such case shall be indemnified in its entirety, the Purchaser Indemnitees shall not be entitled to recover for any Losses arising under this Agreement unless and until the aggregate amount of all Losses for which Purchaser Indemnitees are otherwise entitled to indemnification pursuant to this Agreement exceeds an amount equal to $250,000 (the “Seller Basket”). If, at any time, the aggregate amount for which the Purchaser Indemnitees are entitled to indemnification pursuant to this Agreement exceeds the Seller Basket, then the Purchaser Indemnitees shall be entitled to recover the amount in its entirety from the first dollar of Loss, regardless of such Seller Basket.

Section 6.4 Satisfaction of Claims. Claims made by the Purchaser Indemnitees for indemnification under this Article VI shall be satisfied directly from Sellers.

Section 6.5 Indemnification Procedures.

(a) Any Purchaser Indemnitee or Seller Indemnitee making a claim for indemnification pursuant to this Article VI (an “Indemnified Party”) must give the other Party or Parties from whom indemnification is sought (an “Indemnifying Party”) written notice of such claim (a “Claim Notice”) promptly after the Indemnified Party receives any written notice of any Proceeding against or involving the Indemnified Party by a Governmental Authority or other third party, or otherwise discovers the liability, obligation or facts giving rise to such claim for indemnification (“Claim”); provided that the failure to notify or delay in notifying an Indemnifying Party will not relieve the Indemnifying Party of its obligations pursuant to this Article VI, except to the extent (and only to the extent) that such failure actually harms the Indemnifying Party. Such Claim Notice must contain a description of the Claim and the nature and amount of such Loss (to the extent that the nature and amount of such Loss is known or reasonably ascertainable at such time; provided that such amount or estimated amount shall not be conclusive of the final amount, if any, of such Claim). Notwithstanding the foregoing, any claim for a breach of a representation or warranty or covenant must be delivered prior to the expiration of the applicable survival term.

(b) With respect to the defense of any Claim against or involving an Indemnified Party in which a Governmental Authority or other third party (“Third Party Claim”) in question seeks recovery of a sum of money for which a Claim Notice is provided (i) the Indemnifying Party shall have the right to participate in the defense of each Claim and (ii) the Indemnified Party shall fully cooperate with the Indemnifying Party and provide access to any and all applicable documents and other information and Persons reasonably requested by the Indemnifying Party; provided that the Indemnified Party shall have no obligation to disclose any documents or other information to the extent such disclosure in the Indemnified Party’s reasonable judgment may adversely affect the attorney-client privilege or work product protections related to such documents or other information.

(c) Notwithstanding Section 6.5(b), if the Indemnifying Party assumes the defense of the Claim, the Indemnified Party will be entitled to participate in the defense of such Claim and to employ counsel of its choice for such purpose at its own expense; provided that the Indemnifying Party will bear the reasonable fees and expenses of such separate counsel incurred prior to the date upon which the Indemnifying Party assumes control of such defense; provided, further, that the Indemnifying Party will not be entitled to assume control of the defense of such claim, if:

(i) the Indemnifying Party fails to elect in writing to assume the defense of the Claim pursuant to Section 6.5(b) within twenty (20) calendar days of receipt of the applicable Claim Notice,

(ii) a conflict of interest exists or could reasonably be expected to arise which, under applicable principles of legal ethics, could reasonably be expected to prohibit a single legal counsel from representing both the Indemnified Party and the Indemnifying Party in such Proceeding,

(iii) a court of competent jurisdiction rules that the Indemnifying Party has failed or is failing to prosecute or defend vigorously such claim; or

(iv) such claim relates to Taxes of the Indemnified Party,

provided, further, that, in each case, the Indemnified Party shall be prohibited from compromising or settling any Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

(d) In the event that the Indemnifying Party assumes the defense of such claim, the Indemnified Party will cooperate with and make available to the Indemnifying Party such assistance, personnel, witnesses and materials as the Indemnifying Party may reasonably request. Regardless of which Party defends such claim, the other Party shall have the right at its expense to participate in the defense assisted by counsel of its own choosing.

(e) Without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld or delayed), the Indemnifying Party shall not enter into any settlement of any Claim for which the Indemnifying Party has assumed the defense pursuant to Section 6.5 hereof if (i) pursuant to or as a result of such settlement, such settlement would result in any liability on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder or (ii) the settlement involves anything other than monetary damages. If a firm offer is made to settle such claim, which offer the Indemnifying Party is permitted to settle under this Section 6.5, and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to the Indemnified Party to that effect. If the Indemnified Party objects to such firm offer within ten (10) calendar days after its receipt of such notice, the Indemnified Party may continue to contest or defend such claim and, in such event, the maximum liability of the Indemnifying Party as to such claim shall not exceed such amount of such settlement offer payable by the Indemnifying Party hereunder, plus other Losses paid or incurred by the Indemnified Party up to the point such notice had been delivered to the Indemnified Party.

Section 6.6 Subrogation. After any indemnification payment is made to any Indemnified Party pursuant to this Article VI (whether by offset or otherwise), the Indemnifying Party shall, to the extent of such payment, be subrogated to all rights (if any) of the Indemnified Party against any third party in connection with the Losses to which such payment relates. Without limiting the generality of the preceding sentence, any Indemnified Party receiving an indemnification payment pursuant to the preceding sentence (whether by offset or otherwise) shall execute, upon the written request of the Indemnifying Party, any instrument reasonably necessary to evidence such subrogation rights.

Section 6.7 Indemnification Payments. Any payment under this Article VI shall be treated as an adjustment to the Purchase Price Proceeds for all Tax purposes and reported as such by Purchaser and Seller on their Tax Returns (except to the extent otherwise required by Applicable Law) and shall be made by wire transfer of immediately available funds to such account or accounts as the Indemnified Party shall designate to the Indemnifying Party in writing.

Section 6.8 Remedies Exclusive. From and after the Closing, absent fraud, the rights of the Parties to indemnification under this Article VI shall be the exclusive remedies of the Parties subsequent to the Closing Date with respect to the recovery of any money damages any Purchaser Indemnitee or Seller Indemnitee may incur arising from or relating to this Agreement or the transactions contemplated hereby (it being understood that nothing in this Section 6.8 or elsewhere in this Agreement shall limit the Parties’ rights to specific performance or other equitable remedies with respect to the covenants referred to in this Agreement or to be performed after the Closing). Subject to the preceding sentence, to the maximum extent permitted by Applicable Law, the Parties hereby waive all other rights and remedies with respect to the recovery of money damages in any way relating to this Agreement or arising in connection herewith, whether under any laws, at common law or otherwise.

ARTICLE VII

MISCELLANEOUS

Section 7.1 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally (by courier, overnight mail or otherwise), telegraphed, telexed, sent by facsimile transmission or sent by certified or registered mail, postage prepaid and return receipt requested, or by express mail. Any such notice shall be deemed given when so delivered personally, telegraphed, telexed, or sent by facsimile transmission (which is confirmed) or, if mailed, three (3) Business Days after the date of deposit in the United States mails, as follows:

If to Sellers:

Maximum Companies

c/o Conliffe, Sandmann & Sullivan

Attn: Kenneth A. Bohnert

2000 Waterfront Plaza

325 West Main Street, #2000

Louisville, KY 40202

Attention: Kenneth A. Bohnert

Fax: (502) 587-7756

With a concurrent copy to:

Conliffe, Sandmann & Sullivan

2000 Waterfront Plaza

325 West Main Street, #2000

Louisville, KY 40202

Attention: Kenneth A. Bohnert

Fax: (502) 587-7756

If to Silas Boyle:

Silas Boyle

c/o Conliffe, Sandmann & Sullivan

Attn: Kenneth A. Bohnert

2000 Waterfront Plaza

325 West Main Street, #2000

Louisville, KY 40202

Attention: Kenneth A. Bohnert

Fax: (502) 587-7756

With a concurrent copy to:

Conliffe, Sandmann & Sullivan

2000 Waterfront Plaza

325 West Main Street, #2000

Louisville, KY 40202

Attention: Kenneth A. Bohnert

Fax: (502) 587-7756

If to Wade Lewis:

Wade Lewis

c/o Conliffe, Sandmann & Sullivan

Attn: Kenneth A. Bohnert

2000 Waterfront Plaza

325 West Main Street, #2000

Louisville, KY 40202

Attention: Kenneth A. Bohnert

Fax: (502) 587-7756

With a concurrent copy to:

Conliffe, Sandmann & Sullivan

2000 Waterfront Plaza

325 West Main Street, #2000

Louisville, KY 40202

Attention: Kenneth A. Bohnert

Fax: (502) 587-7756

If to Purchaser or Parent:

Cbeyond, Inc.

320 Interstate N. Pkwy. SE

Atlanta, Georgia 30339

Attention: General Counsel

Fax: (678) 424-2500

With a concurrent copy to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Attention: Christopher L. Kaufman

Fax: (650) 463-2600

Any Party may, by notice given in accordance with this Section 7.1 to the other Parties, designate another address or person for receipt of notices hereunder; provided that notice of such a change shall be effective upon receipt.

Section 7.2 Fees and Expenses. Purchaser, on one hand, and Sellers, on the other hand, shall pay the costs, fees and expenses incident to their respective negotiation, preparation, execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the fees and expenses of its counsel, accountants and other Representatives.

Section 7.3 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement (including any claim or controversy arising out of or relating to this Agreement) shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the law of any other state.

(b) Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Delaware State court located in Delaware, or, if no such state court has proper jurisdiction, the Federal court of the United States of America, sitting in Delaware and any appellate court from any thereof, in any actions arising out of or relating to this Agreement and any transactions contemplated hereby for recognition or enforcement of any judgment relating thereto, and each of them hereby irrevocably and unconditionally (i) agrees not to commence any such action except in such courts, (ii) agrees that any claim in respect of any such action may be heard and determined in the Court of Chancery of the State of Delaware, and the appellate courts thereof or the United States District Court for the District of Delaware, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any action in the state or federal courts located in any such Court of Chancery of the State of Delaware or Federal court and (iv) waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action in the state or federal courts located in any such Court of Chancery of the State of Delaware or Federal court. Each of the Parties hereto agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 7.1. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Applicable Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY

IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY OR SELLER HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.3.

Section 7.4 Attorneys’ Fees. If any Proceeding is brought by one Party against another Party, the Party succeeding or prevailing in whole shall be entitled to recover its reasonable attorneys’ fees and other costs incurred in that action or Proceeding, in addition to any other relief to which it may be entitled. In all other Proceedings, each Party shall pay its own fees and expenses.

Section 7.5 Entire Agreement. This Agreement and the Other Agreements (including any additional agreements contemplated hereby or thereby and the Seller Disclosure Schedule) contain the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements, written or oral, with respect thereto other than the Confidentiality Agreement, which shall survive and remain in full force and effect according to its terms.

Section 7.6 Waivers and Amendments; Non Contractual Remedies; Preservation of Remedies. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by each Seller, Parent and Purchaser or, in the case of a waiver, by the Party waiving compliance. No delay on the part of any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any right, power or privilege, or any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any Party may otherwise have at law or in equity.

Section 7.7 Severability. If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other Persons or circumstances. Upon such determination that any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 7.8 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and its successors, permitted assigns and legal representatives. Neither this Agreement, nor any right hereunder, may be assigned by any Seller (in whole or in part) without the prior written consent of the other Party. Notwithstanding the foregoing, Purchaser and Parent may, without the consent of Seller, assign this Agreement or any portion of its rights, interests or obligations hereunder to any wholly-owned (directly or indirectly) Subsidiary of Parent or any other third party, provided that no such assignment shall release Purchaser or Parent from its obligations hereunder.

Section 7.9 Interpretation. For purposes of this Agreement, the words “hereof,” “herein,” “hereby” and other words of similar import refer to this Agreement as a whole unless otherwise indicated. Whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate. All terms defined herein in the singular shall have the same meaning when used in the plural; all terms defined herein in the plural shall have the same meaning when used in the singular. With regard to each and every term and condition of this Agreement, the Parties understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the Parties desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which Party actually prepared, drafted or requested any term or condition of this Agreement. All references herein to Annexes, Exhibits, Articles, Sections, subsections, paragraphs, subparagraphs and clauses shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require. The words “include” and “including” and variations thereof shall not be deemed terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” The term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or”. All financial accounting terms not specifically defined herein shall be construed in accordance with GAAP. The term “dollars” and “$” means United States dollars.

Section 7.10 No Third Party Beneficiaries. Nothing in this Agreement is intended or shall be construed to give any Person, other than the Parties, their successors and permitted assigns, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.

Section 7.11 Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 7.12 Headings. The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement.

Section 7.13 Further Assurances. From time to time, as and when requested by any Party, each of the Parties hereto shall, and shall cause its respective Affiliates to, at such Party’s expense except as otherwise expressly provided in this Agreement, execute such documents and other instruments and take such further actions as may be reasonably required to carry out the provisions hereof and the Other Agreements and consummate and evidence the transactions contemplated hereby and thereby, including executing and delivering or causing to be executed and delivered to the other Party such assignments, deeds, bills of sale, assumption agreements, consents and other instruments of transfer or assumption as the other Party or its counsel may reasonably request as necessary for such purpose (it being understood that any such assignment, deed, bill of sale, assumption agreement, consent or other instrument of transfer or assumption shall not provide for any representations, warranties, liabilities that are not provided for in this Agreement).

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

SELLERS: MAXIMUMASP, LLC
By:	/s/ Silas Boyle
Name: Silas Boyle Title: Administrator
MAXIMUMCOLO, LLC
By:	/s/ Silas Boyle
Name: Silas Boyle Title: Administrator
MAXIMUM HOLDINGS, LLC
By:	/s/ Silas Boyle
Name: Silas Boyle Title: Administrator
WADE LEWIS, in his individual capacity

/s/ Wade Lewis

SILAS BOYLE, in his individual capacity

/s/ Silas Boyle

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]

PURCHASER: CBEYOND COMMUNICATIONS LLC
By:	/s/ Robert Fugate
Name: Robert Fugate Title: CFO
PARENT:
CBEYOND, INC.:
By:	/s/ Robert Fugate
Name: Robert Fugate Title: CFO

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]

ANNEX A

DEFINITIONS; CROSS REFERENCES

A.1 Definitions. When used in this Agreement, the following terms have the meanings set forth below:

“Accounts Receivable” means all indebtedness or other obligations owed to any Seller arising in connection with the sale of goods or the rendering of services by any Seller related to the Business, including, without limitation, any indebtedness, obligation or interest constituting an account, chattel paper or general intangible or any promissory notes relating thereto.

“Affiliate” or “Affiliates” of any particular Person means any other Person or Persons controlling, controlled by, or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Applicable Law” means any applicable decree, final determination, injunction, judgment, law, order, ordinance, regulation, rule, statute or writ of any Governmental Authority.

“Assigned Contracts” means all Contracts related to the Business, including but not limited to the Material Contracts and Leases.

“Base Net Working Capital” means $(2,328,718).

“Bill of Sale and Assignment and Assumption Agreement” means the Bill of Sale and Assignment and Assumption Agreement, in form satisfactory to Purchaser.

“Books and Records” means: (i) all current customer or current client lists related to the Business; (ii) all current customer and current client records related to the Business; (iii) all current pricing lists related to the Business; (iv) all current inventory costs support data related to the Business; (v) all books and records or documents relating to Taxes imposed on the Purchased Assets or with respect to the Business; and (vi) any other books of accounts, general, financial, tax and personnel records, files, invoices and correspondence related to the Business; provided, however, that Sellers may retain (a) a copy of any such books and records to the extent necessary for Tax, regulatory, accounting or litigation; (b) a copy of any such books and records to the extent such books and records relate, but not exclusively, to the Business.

“Business” means the business and operations, as conducted by Sellers, of the provision of: dedicated, virtual, custom and shared servers, services and support; security networks and services; related system administrative assistance and performance monitoring, in each case to third parties in the United States of America or any other location in the world.

“Business Day” means any day other than a Saturday or a Sunday or a day on which banks located in Atlanta, Georgia generally are authorized or required by Applicable Law to close.

“Business Employee” means any individual either currently or previously employed (either directly or indirectly) by any Seller whose primary responsibilities are related to the performance of services relating to the Purchased Assets or Assumed Liabilities.

“Business Employee Expenses” shall mean all salary, wages, overtime, employee benefits, sick pay, vacation pay, severance pay, bonuses, profit sharing and any other expenses related to any Business Employee.

“Closing Date Tax Amount” means the sum of (i) $39,076.26, which represents the estimate, as of the Closing Date, of Sellers’ liability for Property Taxes levied with respect to the Owned Real Property attributable to a Pre-Closing Tax Period pursuant to Section 5.4(a) and (ii) $6,000, which represents the estimate, as of the Closing Date, of Seller’s liability for Transfer Taxes with respect to the Owned Real Property pursuant to Section 5.4(b).

“Closing Debt Amount” means $4,279,529.48, which amount represents the aggregate of all amounts outstanding pursuant to the loans set forth on Schedule 2.2(a)(viii)(A), in each case, including interest accrued thereon and all expenses or prepayment fees associated therewith in connection with the transactions contemplated by this Agreement.

“Closing Net Working Capital” means Current Assets less Current Liabilities, determined as of the Closing.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company IP” means all Intellectual Property Rights and Technology owned or purported to be owned by any of Sellers and related to the Business, including without limitation all Assigned Intellectual Property.

“Company IP Contract” means any Contract related to the Business to which any of the Sellers is party or by which any Sellers is bound, that contains any assignment or license of, or covenant not to assert or enforce, any Intellectual Property Right or that otherwise relates to any Company IP or any Technology or Intellectual Property Rights developed by, with, or for any of the Sellers or licensed by or to any of the Sellers.

“Company Product” means any product or service related to the Business and owned, developed, marketed, distributed, licensed, or otherwise made available to any Person by any of the Sellers.

“Confidentiality Agreement” means the Confidentiality and Non-Disclosure Agreement between Parent and Maximum ASP dated as of March 15, 2010.

“Consent” means any consent, approval, license, permit, waiver, order or authorization of, or registration, declaration or filing with, any Person.

“Contract” means any written or oral contract, commitment, agreement, arrangement, note, bond, mortgage, lease or other agreement legally binding on any Party.

“Data Center” means the Sellers’ headquarters and main operations facility located at 2101 Nelson Miller Parkway, Louisville, Kentucky.

“Environmental Claim” means any investigation, notice, demand, allegation, action, suit, injunction, judgment, order, consent decree, penalty, fine, lien, Proceeding, or claim (whether administrative, judicial, quasi-judicial or private in nature) arising (i) pursuant to or in connection with any actual or alleged violation of Sellers, or liability of Sellers under, any Environmental Law or (ii) in connection with any abatement, removal, remedial, corrective, or other response action involving a Hazardous Material, Environmental Law, or any actual damage, injury, threat or harm to health, safety, property, natural resources, or the environment.

“Environmental Laws” means all Applicable Laws (including all Permits, licenses or other authorizations issued pursuant thereto and the common law) with respect to the environment, including all Applicable Laws concerning pollution, or protection of human health, the environment and natural resources and those Applicable Laws relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, testing, processing, discharge, Release, or cleanup of or exposure to Hazardous Materials, pollutants, contaminants, substances or wastes.

“Equipment” means all personal property of each Seller used in connection with the Business, including without limitation all machinery, equipment, replacement and component parts, spare parts, furniture, fixtures, office and other supplies, data processing equipment and peripheral equipment, vehicles, any advertising, promotional and media materials, training materials, trade show materials and videos and other similar personal property.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations issued thereunder.

“ERISA Affiliate” means any trade or business which is or has been treated as a single employer with Sellers within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Existing Environmental Liability” shall mean any Liability arising out of or relating to: (i) any violation of any Environmental Law or any Permit, order or other binding requirement issued thereunder; (ii) any Release, threatened Release, or exposure to any Hazardous Materials; (iii) any environmental investigation, remediation, removal, clean-up or monitoring required under Environmental Laws (whether conducted by the Purchaser, a Governmental Authority, or other Person); or (iv) the use, generation, storage, transportation, treatment, sale or other off-site disposal of Hazardous Materials, in each case, to the extent arising out of or relating to the ownership or operation of the Business, the Purchased Assets, the Real Property, or any property current or formerly owned or leased by the Seller or used or occupied in connection with the Business, at any time prior to the Closing Date.

“Founder Settlement Agreement” means that certain agreement among the initial founders of Maximum ASP listed in Schedule 1.6(a)(ii).

“Founder Settlement Amount” means the aggregate payoff amount of $1,456,642.54 due as of the date of this Agreement under the Founder Settlement Agreement.

“GAAP” means generally accepted accounting principles of the United States, as applied from time to time.

“Governmental Authority” means any federal, state, provincial or local governmental body or administrative agency, or any court of competent jurisdiction, department, political subdivision or other governmental authority or instrumentality, in each case, whether domestic or foreign.

“Hazardous Materials” means any material, substance or waste that is listed, classified, regulated, characterized or otherwise defined as “hazardous,” “toxic,” “radioactive,” a “pollutant,” or “contaminant,” (or words of similar intent or meaning) under applicable Environmental Law, including but not limited to petroleum, petroleum products or by-products, asbestos or asbestos-containing material, urea formaldehyde insulation, toxic mold, polychlorinated biphenyls, flammable or explosive substances, or pesticides.

“Indebtedness” means the following liabilities and obligations of Sellers (without duplication): (i) any indebtedness, (and any PIK or deferred interest and any prepayment premiums with respect thereto) for money borrowed or advances, including that evidenced by notes, bonds, indentures, debentures or other instruments; (ii) any outstanding obligations under capital leases and purchase money obligations; (iii) any amounts owed with respect to drawn letters of credit; (iv) any reimbursement obligations, foreign exchange contracts and arrangements designed to provide protection against fluctuations in interest or currency exchange rates, including amounts payable to unwind such contracts or arrangements; (v) any termination or break fee related to a swap agreement; (vi) accrued but unpaid interest on any obligation described in clauses (i) through (iv) above; (vii) any outstanding guarantees of obligations of the type described in clauses (i) through (vi) above; and (viii) any liabilities and obligations related to termination fees, prepayment penalties, break fees and the like in connection on any obligation described in clauses (i) through (v) above.

“Intellectual Property Rights” means and includes all (a) United States and foreign patents and patent applications and disclosures relating thereto (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications, as well as all related foreign patent and patent applications that are counterparts to such patents and patent applications, (b) United States and foreign trademarks, trade names, service marks, service names, trade dress, logos, slogans, 800 numbers and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) rights in works of authorship including any United States and foreign copyrights and rights under copyrights, whether registered or unregistered, including moral rights, and any registrations and applications for registration thereof, (d) rights in databases and data collections (including knowledge databases, customer lists and customer databases) under the laws of the United States or any other jurisdiction, whether registered or unregistered, and any applications for registration therefor; (e) trade secrets and other rights in know-how and confidential or proprietary information (including any business plans, designs, technical data, customer data, financial information, pricing and cost information, bills of material, or other similar information), (f) URL and domain name registrations, (g) inventions (whether or not patentable) and improvements thereto, (h) all claims and causes of action arising out of or related to infringement or misappropriation of any of the foregoing, and (i) other proprietary or intellectual property rights now known or hereafter recognized in any jurisdiction worldwide.

“Israel Litigation” refers to litigation initiated in 2007 in the country Israel over the right to use the service mark Maximum ASP within that country. An Israeli court eventually held that the proposed mark was descriptive and could not be registered.

“Key Employees” means Wade Lewis and Silas Boyle.

“knowledge” means the actual knowledge following independent investigation of Wade Lewis and Silas Boyle.

“Liability” or “Liabilities” means any indebtedness, or direct or indirect liability, commitment or other obligation, whether fixed or unfixed, known or unknown, asserted or unasserted, secured or unsecured, matured or unmatured, accrued, incurred, absolute, contingent or otherwise.

“Liens” means any security interest, mortgage, pledge, conditional sale agreement, security title, claim, right of first refusal, right of first offer, preemptive right, equity, covenant, condition, restriction, right, reservation, declaration, lease, sublease, tenancy, concession, license, occupancy agreement, other right to occupy of any kind, option, easement, right of way or other matter of any nature whatsoever (including matters shown on a survey) affecting any Real Property (or portion thereof) or title thereto, whether or not of record or other encumbrance, restriction or charge of any nature, lien (including any lien for Taxes other than Taxes not yet due and payable), or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof).

“Loss” or “Losses” means, with respect to any Person, any Liability, demand, claim, action, cause of action, cost, damage, deficiency, Tax, penalty, fine or other loss or expense, whether or not arising out of a Third Party Claim, including, without limitation, all interest, penalties, reasonable attorneys’ fees and expenses and reasonable amounts paid or incurred in connection with any action, demand, Proceeding, investigation or claim and any amounts paid in settlement thereof, against or affecting such Person.

“Material Adverse Effect” means any change, event, effect, condition, circumstance, state of facts or development that (i) has had or could reasonably be expected to have a material adverse effect on the business, properties, assets, condition (financial or otherwise), liabilities or results of operations of any Seller to the extent affecting the Business or the Purchased Assets or (ii) would be reasonably expected to prevent or materially delay the ability of Seller to complete the transactions contemplated by this Agreement or perform its obligations under this Agreement.

“Organizational Documents” means the certificate of formation and operating agreement (or equivalent governing document) of each Seller, as applicable, in each case as amended.

“Other Agreements” means the Bill of Sale and Assignment and Assumption Agreement and any other certificates, agreements, and other documents and instruments required to be delivered hereunder or thereunder.

“Permits” means all permits, licenses, franchises, certificates, approvals and other authorizations issued by any Governmental Authority.

“Permitted Liens” means (i) real or personal property Taxes, assessments and other governmental fees or other charges not yet due and payable or that are being disputed in good faith by appropriate proceedings as of the Closing Date (and for which an adequate reserve has been established in accordance with GAAP); (ii) mechanics, workers, subcontractors, materialmen, warehousemen, carriers and other similar inchoate statutory Liens arising or incurred in the ordinary course of business consistent with past practice for amounts which are not delinquent or that are being disputed in good faith; (iii) zoning, entitlement, building and other land use and similar laws or regulations imposed by any Governmental Authority having jurisdiction over such parcel which are not violated by the current use and operation thereof; (iv) easements, covenants, conditions, restrictions and other similar matters of record with respect to any parcel or real property that would not materially impair the use or occupancy of such parcel in the operation of the Business; (v) non-exclusive licenses of Intellectual Property Rights entered into in the ordinary course of business consistent with past practice; and (vi) statutory landlord Liens of the lessor under the Leases.

“Person” means and includes an individual, a partnership, a joint venture, a limited liability company, a corporation, a trust, an unincorporated organization, a group, or any Governmental Authority, or any other entity.

“Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank account information and other financial information, customer or account numbers, account access codes and passwords, or any other piece of information that allows the identification of such natural person or enables access to such person’s financial information.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and that portion of a Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending on the Closing Date.

“Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative or appellate proceeding), hearing or audit commenced, brought, conducted or heard by, or otherwise before any court or other Governmental Authority or any other Person.

“Property Taxes” means all real property Taxes, personal property Taxes and similar ad valorem Taxes.

“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.

“Registered IP” means Company IP that is registered, filed, or issued under the authority of any Governmental Authority, including all patents, registered copyrights, registered trademarks, and domain names, and all applications for any of the foregoing.

“Release” means any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge, dispersal, leaching, exhausting or migration into or through the indoor or outdoor environment, including into or through soil, ground water or surface water.

“Revenue” means, as calculated for the Earnout Period, the sum of aggregate revenue of the Business recognized by Purchaser in accordance with GAAP, in each case (i) to the extent earned or sold directly by the Business and (ii) exclusive of revenue earned from customers of Purchaser who first began receiving services from Purchaser following a sale by Purchaser's direct, indirect (agent) or Solutions Advisors channels which, in each case, are not associated with the Business.

“Straddle Period” means any Tax period beginning before or on and ending after the Closing Date.

“Subsidiary” or “Subsidiaries” of the Parties or of any Person means any corporation, partnership, limited liability company, association, trust, joint venture or other entity or organization of which such Person, either alone or through or together with any other Subsidiary, owns, directly or indirectly, more than 25% of the stock or other equity interests, the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, limited liability company, association, trust, joint venture or other entity or organization.

“Tax” or “Taxes” means any and all taxes, charges, fees, levies, tariffs, duties, liabilities, impositions or other assessments in the nature of a tax (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including, without limitation, any federal, state, local or foreign income, gross receipts, branch profits, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, net worth, escheat, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, recording, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person, including under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Tax Law), or as a transferee or successor, by contract, or otherwise.

“Tax Period” means any period prescribed by any Governmental Authority for which a Tax Return is required to be filed or a Tax is required to be paid.

“Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Technology” means and includes diagrams, inventions (whether or not patentable), invention disclosures, know-how, methods, network configurations and architectures, proprietary information, protocols, schematics, design information, build instructions, tooling requirements, manufacturing processes, specifications, technical data, software code (in any form, including source code and executable or object code, binaries and library files), build scripts, test scripts, algorithms, APIs, subroutines, techniques, user interfaces, URLs, domain names, web sites, works of authorship, documentation (including instruction manuals, samples, studies, and summaries), databases and data collections, any other forms of technology, in each case whether or not embodied in any tangible form and including all tangible embodiments of any of the foregoing.

“Territory” means each state of the United States of America and its territories, including but not limited to Puerto Rico.

“Transfer Taxes” means any and all transfer, documentary, sales, use, gross receipts, stamp, registration, value added, recording and other similar Taxes and fees (including any penalties and interest) incurred in connection with the purchase and sale of the Purchased Assets (including any real property or leasehold interest transfer or gains tax and any similar Tax) or any other transaction contemplated by this Agreement.

“Treasury Regulation” means the regulations promulgated under the Code.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988.

A.2 Cross References. The following terms are defined in the following Sections of this Agreement:

Term	Section

Accounts Payable and Accrued Expenses	1.3(b)
Adjustment Payment Date	1.7(d)
Agreement	Preamble
Allocation	1.9(a)
Assigned Intellectual Property	1.1(c)
Assumed Liabilities	1.3
Base Net Working Capital	1.6(a)
Benefit Plans	3.19(a)
Claim	6.5(a)
Claim Notice	6.5(a)
Closing	2.1
Closing Date	2.1
Closing Date Schedule	1.7(a)
Company Software	3.15(m)
Competing Activity	5.6(b)

Term	Section

Confidential Information	5.1(b)
Continuation Coverage	5.5(d)
Directed Liability Settlement Amount	1.6(a)
Disclosing Party	5.1(b)
Dispute Notice	1.7(b)
Earnout Amount	1.8(a)
Earnout Dispute Notice	1.8(b)
Earnout Period	1.8(a)
Environmental Permits	3.13(a)
Equipment Payoff Amount	1.6(a)(ii)
Excess Net Working Capital Amount	1.7(d)(i)
Excluded Assets	1.2
Excluded Lease	1.4(h)
Excluded Lease Transfer	5.10
Excluded Liabilities	1.4
Excluded Property	1.4(h)
Expert Calculations	1.7(c)
Indemnified Party	6.5(a)
Indemnifying Party	6.5(a)
Initial Purchase Price Proceeds	1.6(a)
IT Systems	3.16
Leased Real Property	3.8(e)
Leases	1.1(h)
Licensed Intellectual Property	1.1(c)
Malicious Code	3.15(n)
Material Contract	3.14(a)
Net Working Capital Deficiency Amount	1.7(d)(ii)
Neutral Party	1.7(c)
Omitted Assets	1.5
Owned Real Property	3.8(c)
Parent	Preamble
Party/Parties	Preamble
Pension Plan	3.19(d)
Personal Property Leases	1.1(h)
Prepaid Expenses	1.1(k)
Privacy Agreements	3.17(a)
Purchase Price Proceeds	1.6(a)
Purchased Assets	1.1
Purchaser	Preamble
Purchaser Earnout Certificate	1.8(b)
Purchaser Indemnitees	6.2(a)
Real Property Leases	3.8(e)
Receiving Party	5.1(b)
Related Person	3.21
Representatives	5.1(a)

Term	Section

Restricted Party/Parties	5.6(a)
Review Period	1.7(b)
Seller	Preamble
Sellers	Preamble
Seller Basket	6.3(iv)
Seller Disclosure Schedule	Article III
Seller Indemnitees	6.2(b)
Seller Permits	3.12
Sellers’ Representatives	5.9
Specified Consent	5.7(a)
Standard Software	3.14(a)(v)
Tax Basis Statements	3.6(a)
Tax Filing Party	1.9(c)
Third Party Claim	6.5(b)
Transferred Employees	5.5(a)
Transition Excluded Lease Payment	5.10